Exhibit 99.4

NORTH AMERICAN PALLADIUM LTD.

AMENDED AND RESTATED AGENCY AGREEMENT

January 30, 2014

To Edgecrest Capital Corporation

And to Canaccord Genuity Corp.

And to Canaccord Genuity Inc.

Ladies and Gentlemen:

Edgecrest Capital Corporation (“Edgecrest”), Canaccord Genuity Corp. (“CGC”) and Canaccord Genuity Inc. (“CGI” and together with Edgecrest and CGC the “Agents”) understand that North American Palladium Ltd. (the “Company”) proposes to create, issue and sell (a) up to $32,000,000 aggregate principal amount of 7.5% convertible unsecured subordinated debentures due on or about January 31, 2019 (the “Series 1 Debentures”) together with, for no additional consideration, three-year warrants (the “Series 1 Warrants” and, together with the Series 1 Debentures, the “Series 1 Securities”) representing the right to purchase 33% of the number of Common Shares (as hereinafter defined) into which the Series 1 Debentures are convertible (excluding the Common Shares issuable as interest or as a make-whole payment under the Series 1 Debentures) at an exercise price equal to 120% of the conversion price of the Series 1 Debentures, and (b) up to $43,000,000 aggregate principal amount of 7.5% convertible unsecured subordinated debentures due on or about March 27, 2019 (the “Series 2 Debentures” and, together with the Series 1 Debentures, the “Debentures”) together with, for no additional consideration, three-year warrants (the “Series 2 Warrants” and, together with the Series 2 Debentures, the “Series 2 Securities”) representing the right to purchase 33% of the number of Common Shares into which the Series 2 Debentures are convertible (excluding the Common Shares issuable as interest or as a make-whole payment under the Series 2 Debentures) at an exercise price equal to 120% of the conversion price of the Series 2 Debentures. The Series 1 Warrants and the Series 2 Warrants are sometimes collectively referred to herein as the “Warrants” and the Debentures and the Warrants are sometimes collectively referred to herein as the “Securities”. Upon and subject to the terms and conditions contained in this Agreement, the Agents hereby severally, and not jointly, agree to act as exclusive agents of the Company, to use commercially reasonable efforts to offer for sale, on a best efforts basis, and seek subscriptions for or commitments to purchase, if, as and when issued by the Company, the Securities (the “Offering”). The Company acknowledges that the Agents are under no obligation to purchase any of the Securities (however, any of the Agents may choose to purchase the Securities in their sole discretion) and shall not be liable for any act, omission or conduct of a Purchaser (as hereinafter defined).

Certain terms used herein are defined in Section 21 hereof.

The Company has prepared and filed with the Ontario Securities Commission (the “Reviewing Authority”) and the Canadian securities regulatory authority of each of the other provinces of Canada (including Ontario, collectively, the “Qualifying Provinces” and together with the Reviewing Authority, the “Qualifying Authorities”) in accordance with National Instruments 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), a preliminary short form base shelf prospectus dated December 21, 2012 relating to common shares, debt securities, warrants and subscription receipts (in the English and French languages). The Company has also prepared and filed with the Commission in accordance with the provisions of the Act a registration statement on Form F-10 (File No. 333-185656), which includes the Canadian preliminary short form base prospectus dated December 21, 2012 in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission).

The Company has also prepared and filed (1) with the Qualifying Authorities, in accordance with NI 44-101 and NI 44-102, a final short form base shelf prospectus dated February 12, 2013 relating to common shares, debt securities, warrants and subscription receipts (in the English and French languages, as applicable, the “Base Prospectus”) and has obtained from the Reviewing Authority a Passport Receipt for the Final Base Prospectus and (2) with the Commission an amendment to the registration statement on Form F-10, including the Base Prospectus dated February 12, 2013 in the English language (with such deletions and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the “U.S. Base Prospectus”).

The Company has prepared and filed with the Qualifying Authorities, in accordance with the Shelf Procedures, a prospectus supplement to the Base Prospectus qualifying the Series 1 Securities (the “First Series 1 Canadian Prospectus”), in both the English and French languages, in respect of the offering of the Series 1 Securities, setting forth the Series 1 Shelf Information (as defined below). The Company has prepared and filed with the Commission, in accordance with General Instruction II.L of Form F-10, a final prospectus supplement to the U.S. Base Prospectus in respect of the offering of the Series 1 Securities which is substantially similar to the First Series 1 Canadian Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the “First Series 1 U.S. Prospectus”).

The Company will prepare and use its reasonable best efforts to file with the Qualifying Authorities, in accordance with the Shelf Procedures on or about January 30, 2014, or such other date as agreed to by the Company and the Agents an amended and restated First Series 1 Canadian Prospectus (the “Second Series 1 Canadian Prospectus”), in both the English and French languages, in respect of the offering of the Series 1 Securities, setting forth the Series 1 Shelf Information. The Company will prepare and file with the Commission within one Business Day after the Second Series 1 Canadian Prospectus is filed with the Qualifying Authorities, in accordance with General Instruction II.L of Form F-10, an amended and restated final prospectus supplement to the U.S. Base Prospectus in respect of the offering of the Series 1 Securities which is substantially similar to the Second Series 1 Canadian Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the “Second Series 1 U.S. Prospectus”).

If requested by the Agents, the Company will prepare and file with the Qualifying Authorities, as permitted by the Shelf Procedures, by the date any Preliminary Prospectus relating to the Series 2 Securities is first sent or delivered to a prospective purchaser, a preliminary prospectus supplement to the Base Prospectus relating to the Series 2 Securities (the “Canadian Preliminary Prospectus”) in both the English and French languages. The Company will prepare and file with the Commission within one Business Day after the Canadian Preliminary Prospectus is filed with the Qualifying Authorities, in accordance with General Instruction II.L of Form F-10, a preliminary prospectus supplement to the U.S. Base Prospectus in respect of the offering of the Series 2 Securities (the “U.S. Preliminary Prospectus”) which is substantially similar to the Canadian Preliminary Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission).

The Company will prepare and use its reasonable best efforts to file with the Qualifying Authorities, in accordance with the Shelf Procedures on or about March 24, 2014, or such other date as agreed to by the Company and the Agents, and in any event will file within the earlier of (A) the date the prospectus supplement to the Base Prospectus qualifying the Series 2 Securities (the “Series 2 Canadian Final Prospectus”) is first sent or delivered to a purchaser; and (B) two Business Days after the final terms of the Series 2 Securities are determined, the Series 2 Canadian Final Prospectus in both the English and French languages, in respect of the offering of the Series 2 Securities, setting forth the Series 2 Shelf Information (as defined below). The Company will prepare and file with the Commission within one Business Day after the Series 2 Canadian Final Prospectus is filed with the Qualifying Authorities, in accordance with General Instruction II.L of Form F-10, a final prospectus supplement to the U.S. Base Prospectus in respect of the offering of the Series 2 Securities which is substantially similar to the Series 2 Canadian Final Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the “Series 2 U.S. Final Prospectus”).

The information, if any, included in a Series 1 Canadian Final Prospectus that is omitted from the Base Prospectus but that is deemed under the Shelf Procedures to be incorporated by reference into the Base Prospectus as of the date of the Series 1 Canadian Final Prospectus is referred to collectively as the “Series 1 Shelf Information”. The information, if any, included in the Series 2 Canadian Final Prospectus that is omitted from the Base Prospectus but that is deemed under the Shelf Procedures to be incorporated by reference into the Base Prospectus as of the date of the Series 2 Canadian Final Prospectus is referred to as the “Series 2 Shelf Information”.

The Series 1 Debentures shall be issued pursuant to the terms of a first supplemental indenture (the “First Supplement”) to be dated as of the initial First Closing Date to a trust indenture to be dated on or before the initial First Closing Date (as amended and/or supplemented from time to time, the “Base Indenture” and together with the First Supplement, the “First Supplemental Indenture”). The Series 2 Debentures shall be issued pursuant to the terms of a second supplemental indenture (the “Second Supplement”) to be dated as of the Second Closing Date to the Base Indenture (the Second Supplement together with the Base Indenture, the “Second Supplemental Indenture”).

CGI will be the sole agent in connection with any sales of the Securities made in the United States.

The Company and the Agents hereby acknowledge that there will be no obligation on either party to proceed with the offering of the Series 2 Securities if the offering of the Series 1 Securities does not close.

Section 1. Representations and Warranties.

(a) The Company represents and warrants to, and agrees with, each of the Agents as set forth below in this Section 1.

(i) The Company is eligible under the Shelf Procedures to file and to use a short form base shelf prospectus for a distribution of the Securities in each of the Qualifying Provinces; the Base Prospectus has been filed with the Qualifying Authorities; a Passport Receipt has been obtained from the Reviewing Authority in respect of the Base Prospectus; and no order suspending the distribution of the Securities has been issued by the Qualifying Authorities or any other regulatory authority or court, and no proceeding for that purpose has been initiated or, to the Company’s knowledge, is pending or threatened or contemplated by a Qualifying Authority or any other regulatory authority or court.

(ii) At the time the Reviewing Authority issued a Passport Receipt in respect thereof, the Base Prospectus conformed in all material respects with all applicable securities laws in each of the Qualifying Provinces and the respective rules and regulations under such laws (including, without limitation, the Shelf Procedures), together with applicable published policy statements, instruments, blanket orders, blanket rulings and applicable notices of the Qualifying Authorities (the “Canadian Securities Laws”).

(iii) At the time of the initial filing of the Registration Statement, the Company met the eligibility requirements for use of Form F-10 under the Act; the Company has filed the Registration Statement in respect of certain debt and equity securities, including the Securities, has appointed an agent for service of process on Form F-X in conjunction with the filing of such registration statement with the Commission and has caused or will cause the U.S. Trustee (as hereafter defined) to prepare and file with the Commission a Statement of Eligibility and Qualification on Form T-1; such registration statement and any post-effective amendment thereto have been declared effective by the Commission; any documents incorporated by reference in such registration statement, when such registration statement became effective or when such documents were filed with the Commission, as the case may be, conformed in all material respects to the applicable requirements of the Exchange Act; and no stop order suspending the effectiveness of such registration statement or any notice objecting to its use has been issued and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by the Commission.

(iv) On each Effective Date, the Registration Statement did, and on the date filed in accordance with General Instruction II.L of Form F-10, the applicable U.S. Final Prospectus did or will, conform in all material respects with the applicable requirements of the Act; on the date filed, the applicable Canadian Final Prospectus did or will conform in all material respects with the applicable requirements of Canadian Securities Laws and the Shelf Procedures; on each First Closing Date and the Second Closing Date the First Supplemental Indenture and the Second Supplemental Indenture, respectively, will comply in all material respects with the applicable requirements of the Trust Indenture Act; the Registration Statement, as of each Effective Date, and the Base Prospectus, as of the date the receipt was issued by the Reviewing Authority in respect thereof, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Canadian Final Prospectuses and the U.S. Final Prospectuses, as of their respective dates and on any First Closing Date or the Second Closing Date, as applicable, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the Canadian Final Prospectuses, as of the date of filing with the Reviewing Authority and on any First Closing Date or the Second Closing Date, as applicable, will constitute full, true and plain disclosure of all material facts relating to the Company and the Series 1 Securities or the Series 2 Securities, as applicable; provided, however, that the Company makes no representations or warranties as to (i) that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the U.S. Trustee or (ii) the information contained in or omitted from the Registration Statement, the U.S. Final Prospectuses or the Canadian Final Prospectuses based upon and in conformity with information furnished in writing to the Company by or on behalf of any Agent specifically for inclusion therein; it being understood and agreed that the only such information furnished by or on behalf of any Agent consists of the information described as such in Section 8(b) hereof.

(v) As of the applicable Time of Sale, (i) the applicable Disclosure Package did not and will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the applicable Disclosure Package based upon and in conformity with information furnished in writing to the Company by or on behalf of any Agent specifically for inclusion therein; it being understood and agreed that the only such information furnished by or on behalf of any Agent consists or will consist of the information described as such in Section 8(b) hereof.

(vi) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Securities, the Company was not nor is an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer. The Agents have notified the Company of the earliest time that an offering participant made a bona fide offer of the Securities.

(vii) Each Issuer Free Writing Prospectus and each Term Sheet prepared and filed pursuant to this Agreement does not and will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. If there occurs an event or development as a result of which a Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will promptly notify the Agents. The foregoing sentence does not apply to statements in or omissions from a Disclosure Package based upon and in conformity with information furnished in writing to the Company by or on behalf of any Agent specifically for use therein; it being understood and agreed that the only such information furnished by or on behalf of any Agent consists of the information described as such in Section 8(b) hereof.

(viii) The Company is a reporting issuer not in default of Canadian Securities Laws (where such a concept exists) and is in compliance with its obligations thereunder in all material respects. The

Company is in compliance, in all material respects, with its timely disclosure obligations under the Exchange Act, Canadian Securities Laws and the requirements of the NYSE MKT and the TSX.

(ix) The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.

(x) There are no reports or information that, on the date of filing of any Series 1 Canadian Final Prospectus, in accordance with Canadian Securities Laws or the Act, must be filed or made publicly available in connection with the offering of the Series 1 Securities that have not been made publicly available or filed, as required (other than reports or information required to be filed or made public after the date hereof pursuant to Canadian Securities Laws) and on the date of filing the Series 2 Canadian Final Prospectus and on the Second Closing Date, there will be no reports or information that, in accordance with Canadian Securities Laws or the Act, must be filed or made publicly available in connection with the offering of the Series 2 Securities that have not been made publicly available or filed, as required (other than reports or information required to be filed or made public after the date hereof pursuant to Canadian Securities Laws).

(xi) The statements in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses under the headings “Details of the Offering”, “Description of Common Shares”, “Eligibility for Investment”, “Purchasers’ Contractual Rights” and “Purchasers’ Statutory Rights” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, subject to the limitations, qualifications and assumptions set forth therein, are or will be accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(xii) The documents incorporated by reference in the Registration Statement, the Disclosure Packages and the U.S. Final Prospectuses, as the case may be, when they were filed or will be filed with the Commission, conformed in all material respects with the applicable requirements of the Exchange Act; the documents incorporated by reference in the Canadian Final Prospectuses, when filed or will be filed, conformed or will conform in all material respects with the applicable requirements of Canadian Securities Laws.

(xiii) KPMG LLP, who are reporting upon the audited financial statements of the Company that are or will be incorporated into the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, are the auditors of the Company and were, are and will continue to be during the distribution of any of the Securities pursuant hereto, independent with respect to the Company within the meaning of the Canada Business Corporations Act and applicable Canadian Securities Laws and independent registered public accountants within the meaning of the Act.

(xiv) The Company has full corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Base Indenture, the First Supplement, the Second Supplement and the Warrants.

(xv) The consolidated financial statements, including the notes thereto, that are or will be incorporated into the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses present fairly or will present fairly the consolidated financial position of the Company and the Subsidiaries as of the dates indicated, and the consolidated results of operations and changes in financial position of the Company and the Subsidiaries for the periods specified. Such financial statements have been or will be prepared in conformity with International Financial Reporting Standards as in effect during each such period, in each case applied on a consistent basis throughout the periods involved (except as otherwise set forth in such statements). The selected unaudited consolidated summary financial information of the Company contained in the section entitled “Consolidated Financial Results” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, and in the section entitled “Summary of Quarterly Results” in the Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2013 and in any subsequently filed management discussion and analysis of a similar nature, which are or will be each incorporated by reference into the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, presents fairly or will present fairly as at the dates indicated therein the information shown therein and has been compiled or will be compiled on a basis consistent with that of the audited or unaudited, as applicable, consolidated financial statements incorporated by reference into the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses from which such information was derived except as noted therein.

(xvi) All disclosures included or incorporated by reference in the Disclosure Packages, any Preliminary Prospectus included in a Disclosure Package, the Canadian Final Prospectuses and the U.S. Final Prospectuses regarding “non-GAAP financial measures” (as such term is defined under Canadian Securities Laws) comply or will comply with applicable Canadian Securities Laws in all material respects. Other than as publicly disclosed, there have not been and will not be any changes in the consolidated assets or liabilities of the Company from the position thereof as set forth in the audited consolidated financial statements included or incorporated by reference in the Disclosure Packages, any Preliminary Prospectus included in a Disclosure Package, the Canadian Final Prospectuses or the U.S. Final Prospectuses, except for changes arising from transactions in the ordinary course of business which, in the aggregate, have not been material to the Company and the Subsidiaries (taken together, as a single enterprise) and except for changes that are disclosed in the Disclosure Packages, any Preliminary Prospectus, the Canadian Final Prospectuses and the U.S. Final Prospectuses.

(xvii) Since the respective dates as of which information is given in the Series 1 Disclosure Package, the Series 1 Canadian Final Prospectus and the Series 1 U.S. Final Prospectus, there has not been, and since the respective dates as of which information will be given in the Series 2 Disclosure Package, the Series 2 Canadian Final Prospectus and the Series 2 U.S. Final Prospectus, there will not be, except as otherwise stated therein, (A) any change, development, event or circumstance that would result in a Material Adverse Effect or any development involving a prospective change, development, event or circumstance that would result in a Material Adverse Effect, (B) any transactions entered into by the Company or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company or the Subsidiaries considered as one enterprise, and (C) any dividend or distribution of any kind declared, paid or made by the Company on any class or series of its share capital.

(xviii) The Company has been duly organized and is validly existing as a corporation in good standing under the laws of Canada and has all corporate power and authority to own, lease and operate its properties and assets and to conduct its business as described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses and to enter into and perform its obligations under this Agreement, the First Supplemental Indenture, the Second Supplemental Indenture and the Warrants, and issue the Securities, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect. A “Material Adverse Effect” in this Agreement means any result, occurrence, fact, change, event or effect that has, or could reasonably be expected to have, a materially adverse effect on the business, assets, liabilities, capitalization condition (financial or otherwise), result of operations or prospects of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business or any fact, event or change that would result in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses containing a misrepresentation.

(xix) Lac des Iles Mines Ltd. (“LDI”) is the only Material Subsidiary of the Company. LDI has been duly organized and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation, has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, all of the issued and outstanding shares of LDI have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company directly, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of each Subsidiary were issued in violation of the preemptive or similar rights of any shareholder of such Subsidiary.

(xx) As at the end of the business day on January 29, 2014, the authorized share capital of the Company consists of an unlimited number of Common Shares, of which 197,584,334 Common Shares were issued and outstanding. All of the issued and outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with all U.S. and Canadian Securities Laws; none of the outstanding shares in the capital of the Company was issued in violation of the pre-emptive or other similar rights of any securityholder of the Company. Except as disclosed in the Series 1 Disclosure Package, the Series 1 Canadian Final Prospectus and the Series 1 U.S. Final Prospectus, the Company does not have and, except as disclosed in the Series 2 Disclosure Package, as of its date, and the Series 2 Canadian Final Prospectus and the Series 2 U.S. Final Prospectus as of their respective dates and the dates on which they are filed with the Qualifying Authorities and the Commission, the Company will not have any options or warrants to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, any of its share capital or any such options, rights, convertible securities or obligations. The description of the Company’s employee benefit plans, and the options or other rights granted thereunder, as set forth in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, accurately and fairly presents the information required to be disclosed with respect to such plans, options and rights. Except as disclosed in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, to the knowledge of the Company, there are no agreements, arrangements or understandings among or between any shareholders of the Company with respect to the Company or the voting or disposition of the Company’s share capital.

(xxi) Neither the Company nor any of the Subsidiaries have sustained, since the date of the latest audited financial statements included or incorporated by reference in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labour dispute or court or governmental action, order or decree, otherwise than as, or as will be, set forth or contemplated in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses; and, since the respective dates as of which information is or will be given in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses otherwise than as stated therein or contemplated thereby, there has not been any change, development, event or circumstance that would result in a Material Adverse Effect.

(xxii) Other than as disclosed to the Agents, no labour disputes with the employees of the Company or any Subsidiary exist or, to the knowledge of the Company, are imminent, and the Company is not aware of any existing or imminent labour disturbance by the employees of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect. No dispute between the Company and any community group or joint venture partner exists or, to the knowledge of the Company, is threatened or imminent, in each case, that would have a Material Adverse Effect.

(xxiii) Except as otherwise disclosed in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, neither the Company nor any of the Subsidiaries are (A) in violation of its articles, by-laws or other constating documents or (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it may be bound or to which any of its properties and assets may be subject, except in the case of clause (B) for such defaults that do not, individually or in the aggregate, have a Material Adverse Effect. The execution and delivery of this Agreement, the Base Indenture, the First Supplement, the Second Supplement and the Warrants, the incurrence of the obligations herein and therein set forth, the consummation of the transactions contemplated in this Agreement, the Base Indenture, the First Supplement, the Second Supplement and the Warrants and compliance with the terms hereof and thereof have been duly authorized by all necessary corporate action on the part of the Company, do not and will not result in any violation of the articles, by-laws or other constating documents of the Company or any of the Subsidiaries and do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or an event that with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of the Subsidiaries under (1) any indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any of the Subsidiaries are a party or by which they may be bound or to which any of their properties or assets may be subject or (2) any existing applicable law, rule, regulation, judgment, franchise, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries or any of their respective properties or assets (other than, in each case, as described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses and, except in each case, for such conflicts, violations, breaches, defaults, liens, charges or encumbrances that do not, individually or in the aggregate, have a Material Adverse Effect).

(xxiv) No consent, approval, authorization, order, permit, license, filing, registration, clearance or qualification of or with any court or regulatory, administrative or other governmental body of Canada or any province of Canada or the United States or any individual state of the United States or under any statute, order, rule or regulation of any such regulatory, administrative or other governmental body or any third party is or will be required in connection with the transactions contemplated herein, except (A) such as (1) have been made or obtained or will be made or obtained under the Act, Canadian Securities Laws, the Canada Business Corporations Act and the Trust Indenture Act, (2) may be required under the blue sky laws of any jurisdiction in connection with the distribution of the Securities by the Agents in the manner contemplated herein and in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, (3) may be required pursuant to the rules and regulations of the Financial Industry Regulatory Authority, Inc. and (4) will be made or obtained pursuant to Section 7(a) hereof and except for the filing with the Reviewing Authority and the Commission, as applicable, of (x) this Agreement and any other supporting documents to be filed with the Canadian Final Prospectuses or the U.S. Final Prospectuses pursuant to the Shelf Procedures or the Exchange Act and (y) the Base Indenture, the First Supplement and the Second Supplement promptly following their execution, and (B) the approval of the shareholders of the Company required by the TSX and the NYSE MKT in respect of the issuance of the Series 2 Securities, the exercise of the Series 1 Warrants and the issuance of Common Shares in connection with the conversion, redemption or maturity of the Series 1 Debentures or in satisfaction of the Company’s obligations to pay interest or make a make-whole payment under the Series 1 Debentures beyond the number of Common Shares the TSX provided conditional approval for in its conditional approval letter relating to the Offering.

(xxv) Except as otherwise disclosed in the Series 1 Disclosure Package, the Series 1 Canadian Final Prospectus and the Series 1 U.S. Final Prospectus and, except as otherwise disclosed in the Series 2 Disclosure Package, as of its date, and the Series 2 Canadian Final Prospectus and the Series 2 U.S. Final Prospectus, as of their respective dates, all material tax returns required to be filed by the Company and each of the Subsidiaries have been or will be filed, other than any filings not yet due or being contested in good faith, and all material taxes, including withholding taxes, penalties and interest, assessments, fees and other charges due pursuant to such returns or pursuant to any assessment received by the Company or any of the Subsidiaries have been paid, other than those not yet payable or being contested in good faith and for which adequate reserves have been provided. The charges, accruals and reserves on the books of the Company and any of the Subsidiaries in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.

(xxvi) The statements set forth in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses under the captions “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” insofar as they purport to describe the tax consequences to holders of the ownership and disposition of the Securities and the Common Shares issuable thereunder or legal conclusions with respect thereto, and subject to the limitations, qualifications and assumptions set forth therein, are or will be a fair and accurate summary of the matters set forth therein.

(xxvii) Except as otherwise disclosed in the Series 1 Disclosure Package, the Series 1 Canadian Final Prospectus and the Series 1 U.S. Final Prospectus and, except as otherwise disclosed in the Series 2 Disclosure Package, as of its date, and the Series 2 Canadian Final Prospectus and the Series 2 U.S. Final Prospectus, as of their respective dates, there is no action, suit, proceeding, inquiry or investigation before or by any government, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Subsidiaries that is reasonably likely, individually or in the aggregate, to result in a Material Adverse Effect or that would materially and adversely affect the consummation of the transactions contemplated in this Agreement, the First Supplemental Indenture, the Second Supplemental Indenture or the Warrants or the performance by the Company of its obligations hereunder or thereunder.

(xxviii) Each of the Company and each of the Subsidiaries has good and marketable title to all of its respective properties and assets described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, owned free and clear of all liens, charges, mortgages, pledges, security interests, claims, restrictions or encumbrances of any kind (including zoning, use or building code restrictions that would prohibit or prevent the continued effective ownership, leasing, licensing or use of such property in the business of the Company or such Subsidiary as now being conducted (collectively, “Encumbrances”)), with only such exceptions as are described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses or that do not, individually or in the aggregate, have a Material Adverse Effect; and all of the leases and subleases that are material to the business of the Company or any Subsidiary and under which the Company or any Subsidiary, as the case may be, holds properties described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, are in full force and effect and neither the Company nor any of the Subsidiaries have any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Company or such Subsidiary under any of the property leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease, with only such exceptions that, individually or in the aggregate, have a Material Adverse Effect.

(xxix) Except as disclosed in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses and, to the extent applicable, the title opinion of the Company’s legal counsel to be delivered in connection with the Offering, all interests in mining claims, concessions, mining leases, leases of occupation, exploitation or extraction rights, participating interests or other conventional property or property interests or rights or similar rights (“Mining Claims”) relating to Lac des Iles mine (including the Offset Zone (as such term is used in the Canadian Final Prospectuses)) (the “Principal Property”) that are held by the Company or any Subsidiary are in good standing, are valid and enforceable, are free and clear of any Encumbrances expect those that do not, individually or in the aggregate, have a Material Adverse Effect, and no material royalty is payable in respect of any of them. The unpatented mining claims listed on Schedule V are the only unpatented mining claims held by the Company or any of its Subsidiaries for which there are mineral reserves or resources; and the unpatented mining claims listed on Schedule VI do not contain any mineral reserves or resources, and such claims are not material to the business or operations of the Company or the Subsidiaries as it is conducted or as currently proposed to be conducted.

(xxx) (A) No other property rights are necessary for the conduct of the Company’s business as presently conducted or as proposed to be conducted by the Company as described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, and there are no material restrictions on the ability of the Company or any Subsidiary to use or otherwise exploit any such property rights, (B) the Company has no reason to believe that it will not be able to obtain or acquire such property or other rights as may be necessary to develop, operate (or further develop and operate) the Principal Property, (C) Mining Claims held by the Company or any Subsidiary cover the properties required by the Company for the purposes described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses and (D) the Company and the Subsidiaries have not received any notice of, and the Company and the Subsidiaries are not aware of, any material claim or assertion of any sort, written or oral, whether proven or unproven, made by any aboriginal person or group, or any person acting on behalf of any aboriginal person or group, in respect of aboriginal rights, aboriginal title, treaty rights or any other aboriginal interest in or in relation to all or any portion of the Principal Property or the Mining Claims held by the Company or any Subsidiary. The Company’s and the Subsidiaries’ aboriginal consultation to date regarding the exploration, development, construction, operation, closure and rehabilitation of the Principal Property has been appropriate and consistent in scope in all material respects with similar mining projects of this nature in the Province of Ontario.

(xxxi) The Company and the Subsidiaries carry or are entitled to the benefits of insurance, with insurers the Company reasonably believes to be reputable, in such amounts and covering such risks as is generally maintained by companies of, to the Company’s reasonable belief, established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any of the Subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.

(xxxii) The Company and each of the Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, provincial, municipal, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and each of the Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect, and there are no facts or circumstances known to the Company, including, without limitation, facts or circumstances relating to the revocation, suspension, modification, withdrawal or termination of any Governmental Licenses held by others, that could lead to the revocation, suspension, modification, withdrawal or termination of any such Governmental Licenses, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect. To the knowledge of the Company, no party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing, or revoking the same in any material respect.

(xxxiii) The information relating to estimates by the Company of the proven and probable reserves and the measured, indicated and inferred resources at the Principal Property contained in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses has been or will be prepared in all material respects in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company believes that all of the assumptions underlying such reserve and resource estimates were reasonable and appropriate as of the time of the estimate. The Company has no express knowledge that results in such estimates in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses being materially incorrect as at the time thereof. The Company further represents and warrants that the filing of the Canadian

Final Prospectuses or the U.S. Final Prospectuses will not trigger any obligation on its part to file, prior to filing the Canadian Final Prospectuses and the U.S. Final Prospectuses, a technical report for a mineral project under NI 43-101.

(xxxiv) The Company is not, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses will not be, an “investment company” under the United States Investment Company Act of 1940, as amended.

(xxxv) Except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of the Subsidiaries are in violation of any applicable federal, state, provincial, municipal, local or foreign statute, law, rule, regulation, ordinance or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, tailings, toxic substances, hazardous substances, deleterious substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, closure, rehabilitation, remediation, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and each of the Subsidiaries have all Government Licenses required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of the Subsidiaries, and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of the Subsidiaries relating to Hazardous Materials or any Environmental Laws. From time to time, the Company reviews the effect of Environmental Laws on the business, operations and properties of the Company and the Subsidiaries, including the Principal Property, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or other rehabilitation or remediation of properties or compliance with Environmental Laws, or any Governmental Licenses, any related constraints on operating activities and any potential liabilities to third parties); on the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect.

(xxxvi) Neither the Company nor any of the Subsidiaries are in default or breach, in any material respect, with any closure plans relating to the Principal Property and any other real property that is or at one time was owned, leased or otherwise used by the Company or any of the Subsidiaries and such closure plans contain a reasonable estimate of the costs of completing the rehabilitation work required to comply with Environmental Laws.

(xxxvii) The Company and each of the Subsidiaries and, to the Company’s knowledge without any further investigation, others who perform services on behalf of the Company or any of the Subsidiaries in the performance of such services on behalf of the Company or any of the Subsidiaries, have been and are in compliance with, and conduct their businesses in conformity with, all applicable U.S., Canadian and foreign federal, provincial, state, municipal and local laws, rules and regulations, standards, and all applicable rules, policies, ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or body or the NYSE MKT or the TSX, except where the failure to be in compliance or conformity would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Subsidiaries have received any notice citing action or inaction by the Company or any of the Subsidiaries, or others who perform services on behalf of the Company or any of the Subsidiaries, that would constitute non-compliance with any applicable U.S., Canadian or foreign federal, provincial, state, municipal or local laws, rules, regulations policies or standards to the extent such non-compliance reasonably would be expected to have a Material Adverse Effect; and, to the knowledge of the Company, no prospective change in any applicable U.S., Canadian and foreign federal, provincial, state, municipal, or local laws, rules, regulations or standards has been adopted which, when made effective, would have a Material Adverse Effect.

(xxxviii) The Company and the Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them, except where the failure to possess or acquire such Intellectual Property would not have a Material Adverse Effect; and neither the Company nor any of the Subsidiaries have received any notice or are otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of the Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy would result in a Material Adverse Effect.

(xxxix) Neither the Company nor any Subsidiary of the Company has taken, nor will the Company or any Subsidiary of the Company take, directly or indirectly, any action which is designed to, or that might be reasonably be expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or the Common Shares issuable upon conversion or exercise of the Securities.

(xl) This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by usury, bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) including the limitation that rights of indemnity, contribution and waiver may be limited by applicable laws.

(xli) Each of the Base Indenture and the First Supplement will have been, prior to or on the initial First Closing Date, authorized, executed and delivered by the Company and will constitute, and the Second Supplement, which has been duly authorized by the Company, when duly executed and delivered by the Company, will constitute a valid and binding obligation of the Company (and, upon due execution and delivery of the Second Supplement) enforceable against the Company in accordance with the terms of the Base Indenture and the applicable First Supplement or Second Supplement, as applicable, except as enforcement thereof may be limited by usury, bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the Base Indenture, the First Supplement and the Second Supplement will conform in all material respects to the description thereof contained in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, as applicable; no registration, filing or recording of the First Supplemental Indenture or the Second Supplemental Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the First Supplemental Indenture, the Second Supplemental Indenture or the Securities issued thereunder; all legal requirements under the Canada Business Corporations Act have been complied with, or will have been complied with no later than the time of delivery of the relevant Securities by the Company, in respect of the issue, authentication (when duly countersigned by the Trustees) and delivery of the Securities; and the First Supplemental Indenture and the Second Supplemental Indenture have been duly qualified under the Trust Indenture Act.

(xlii) The Securities have been duly authorized by the Company and, when executed, authenticated, issued and delivered in the manner provided for in the First Supplemental Indenture or the Second Supplemental Indenture, as applicable, and sold and paid for as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforcement thereof may be limited by usury, bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the holders of the Debentures will be entitled to the benefits of the First Supplemental Indenture or the Second Supplemental Indenture, as applicable; and the Securities will conform in all material respects to the description thereof contained in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, as applicable, and such description conforms in all material respects to the rights set forth in the instruments defining the same. The Common Shares issuable upon conversion, redemption or maturity of the Debentures and the Common Shares issuable upon the exercise of the Warrants have been duly and validly authorized, allotted and reserved for issuance in accordance with the First Supplemental Indenture, the Second Supplemental Indenture or the Warrants, as the case may be, and upon issuance in accordance thereof will be issued as fully paid and non-assessable. No holder of the Securities will be subject to personal liability solely by reason of being such a holder; and, the issuance of the Securities is not and will not be subject to the pre-emptive or other similar rights of any securityholder of the Company.

(xliii) There are no persons with registration rights or other similar rights to have any securities registered or qualified for distribution pursuant to the Canadian Final Prospectuses or the U.S. Final Prospectuses or otherwise registered by the Company under the Act or qualified for distribution under Canadian Securities Laws.

(xliv) The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded, as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no adverse change in the Company’s internal control over financial reporting that has materially and adversely affected, or is reasonably likely to materially and adversely affect, the Company’s internal control over financial reporting.

(xlv) The Company has established and maintains an effective system of “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act) that (i) is designed to ensure that information relating to the Company, including each of its Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the periods specified in the Commission’s rules and forms and (ii) has been evaluated for effectiveness as of the end of the last fiscal period covered by the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses.

(xlvi) The Company maintains disclosure controls and procedures as contemplated by the certification requires under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 and such controls and procedures are effective.

(xlvii) There is and has been no failure on the part of the Company or, to the Company’s knowledge, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the United States Sarbanes-Oxley Act of 2002 and all applicable rules and regulations promulgated in connection therewith.

(xlviii) Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate or other person acting on behalf of the Company or any of the Subsidiaries are aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and the rules and regulations thereunder or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company, each of the Subsidiaries and, to the knowledge of the Company, their respective directors and officers have conducted their businesses in compliance with the FCPA or the CFPOA (other than any immaterial noncompliance that would not result in a violation of the FCPA or CFPOA) and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xlix) The operations of the Company and each of the Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and, to the Company’s knowledge, any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(l) Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of the Subsidiaries are currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(li) Any statistical, industry and market-related data included in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses is based on or derived from sources that the Company believes to be reliable and accurate.

(lii) Other than as contemplated by this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any of the transactions contemplated by this Agreement.

(liii) The currently issued and outstanding common shares are listed on the NYSE MKT and the Company is in material compliance with all applicable corporate governance requirements set forth in the NYSE MKT Company Guide and all applicable corporate governance and other requirements contained in the listing agreement to which the Company and the NYSE MKT are parties, except where the failure to be in compliance would not reasonably be expected to result in delisting or any suspension of trading or other privileges. The currently issued and outstanding common shares are listed on the TSX and the Company is in material compliance with all applicable requirements of the TSX, except where the failure to be in compliance would not reasonably be expected to result in delisting or any suspension of trading or other privileges.

(liv) Neither the Company nor any of the Subsidiaries are or will be prior to the Second Closing Date a party to any material contract, agreement or understanding with any officer, director, employee or any other person not dealing at arm’s length with the Company or any such Subsidiary which is required to be disclosed by applicable Canadian Securities Laws that has not been timely disclosed.

(lv) Neither the Company nor any of the Subsidiaries (i) have any material lending or other relationship with any bank or lending affiliate of any of the Agents or (ii) intend to use any of the proceeds from the Offering hereunder to repay any outstanding debt owed to any affiliate of any of the Agents, in each case, other than as disclosed in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses.

(lvi) The Company has not made any significant acquisition as such term is defined in Part 8 of National Instrument 51-102  Continuous Disclosure Obligations (“NI 51-102”) in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Canadian Final Prospectuses or the U.S. Final Prospectuses and for which a business acquisition report has not been filed under NI 51-102, and has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51 – 102.

(lvii) The Company has duly appointed Computershare Investor Services Inc. as the registrar and co-transfer agent for the Common Shares at its principal office in the city of Toronto, Ontario and prior to the applicable Closing Date will have duly appointed Computershare Trust Company of Canada as the registrar, transfer agent and Canadian trustee under the applicable Supplemental Indenture at its principal office in the city of Toronto, Ontario.

(lviii) The Company has duly appointed Computershare Trust Company, N.A., as the co-transfer agent for the Common Shares at its principal office in the city of New York and prior to the applicable Closing Date will have duly appointed Computershare Trust Company, N.A. as the United States trustee (the “U.S. Trustee”) under the applicable Supplemental Indenture at its principal office in the city of New York.

(b) Any certificate signed by any officer of the Company or any Subsidiary and delivered to the Agents or their counsel in connection with the offering of the Securities pursuant to this Agreement shall be deemed a representation and warranty by the Company to each Agent as to the matters covered thereby.

Section 2. Issuance of the Securities. The Company agrees to appoint the Agents as its sole and exclusive agents to offer for sale on a best efforts basis in reliance on the representations and warranties herein contained, and upon and subject to the terms and conditions stated in this Agreement, (i) up to $32,000,000 principal amount of the Series 1 Debentures at a price of $1,000 per $1,000 principal amount and (ii) up to $43,000,000 principal amount of the Series 2 Debentures at a price of $1,000 per $1,000 principal amount. Each purchaser of the Debentures will also be issued for no additional consideration Warrants of the same series to purchase its pro rata share of the Common Shares issuable upon the exercise of the Warrants of that series.

The Company understands that the Agents or their affiliates will offer the Securities for sale on a best efforts basis, on behalf of the Company, in the Qualifying Jurisdictions (as defined below).

The Agents agree to offer the Securities only in accordance with, and in a manner permitted by, the laws of each jurisdiction in which such Securities are permitted to be offered, as described under “Plan of Distribution” in the Canadian Final Prospectuses and the U.S. Final Prospectuses and subject to the restrictions contained in Section 4 of this Agreement. The Agents further agree, upon receipt of the same from the Company, to send a copy of all amendments to the Canadian Final Prospectuses and the U.S. Final Prospectuses to all persons to whom copies of the Canadian Final Prospectuses or the U.S. Final Prospectuses are sent.

Section 3. Delivery and Payment. Payment for the Securities shall be made by (a) the person listed in Schedule III hereto (the “Issuer Direct Purchaser”) by wire transfer in immediately available funds to the Company, such payment to be made on the date and at the time and place set forth in Schedule I hereto (or at such other time and place on the same or such other date as the Agents and the Company may agree in writing) or (b) the Agents, on behalf of the Purchasers other than the Issuer Direct Purchaser (the “Broker Purchasers”), by wire transfer in immediately available funds to the account specified by the Company to such Purchasers and the Agents, as the case may be, which notification shall be no later than noon on the Business Day prior to the date of payment, such payment to be made on the date and at the time and place set forth in Schedule I hereto (or at such other time and place on the same or such other date as the Agents and the Company may agree in writing). Until the earlier of (i) the time when $32 million of Series 1 Debentures are issued and sold by the Company and (ii) March 31, 2014, the Company and the Agents may agree at any time and from time to time to sell up to such principal amount of Series 1 Debentures (the “Additional Series 1 Debentures”) that, together with the aggregate principal amount of Series 1 Debentures previously sold hereunder, does not exceed $32 million. The time of such payments and deliveries with respect to the Securities are referred to herein as a “First Closing Date” with respect to the Series 1 Securities and the “Second Closing Date” with respect to the Series 2 Securities. For greater certainty, the purchase and sale of any Additional Series 1 Debentures shall take place on the terms and conditions set out herein and each closing of the purchase and sale of such Additional Series 1 Debentures shall constitute a First Closing Date.

Payment by the Issuer Direct Purchaser for the Securities to be issued to the Issuer Direct Purchaser shall be made against delivery to such Purchasers of definitive Debenture certificates and certificates representing the Warrants registered in such names and for such principal amounts of the Debentures or exercisable for such number of Common Shares, as the case may be, as instructed by the Issuer Direct Purchaser, with any stamp or transfer taxes payable in connection with the issuance to Issuer Direct Purchaser of the Securities duly paid by the Company.

Payment for the Securities to be issued to the Broker Purchasers, shall be made against delivery (a) to the nominee of the depositary specified in Schedule I hereto for the respective accounts of the several Agents of one or more global notes (the “Global Notes”) representing the Debentures purchased by the Broker Purchasers and (b) to the Broker Purchasers of certificates representing the Warrants registered in such names and exercisable for such number of Common Shares as instructed by such Broker Purchasers, in each case, or delivered in such other manner as agreed to between the Company and the Agents, with any stamp or transfer taxes payable in connection with the transfer to purchasers of the Securities duly paid by the Company. The Global Notes and the Global Warrants will be made available for inspection by the Agents at the office of Stikeman Elliott, LLP, 199 Bay Street, Toronto, Ontario M5L 1B9 not later than 3:00 p.m. Toronto time, on the Business Day prior to the Closing Date.

In return for the Agents’ services the Company agrees to pay to the Agents at each First Closing Date a fee of $40.00 per $1,000 principal amount of the Series 1 Debentures actually sold and at the Second Closing Date a fee of $40.00 per $1,000 principal amount of the Series 2 Debentures actually sold, which shall be paid at the respective closings. The Agents’ Fee shall be shared among the Agents in accordance with the respective percentages as follows:

Edgecrest Capital Corporation	85%
Canaccord Genuity Corp.	15%

If the offering of the applicable series of Securities is completed then the Company will direct the Agents to withhold from the payment to be made by the Agents in receipt of the Securities purchased by the Broker Purchasers the Agents’ Fees payable on the applicable Closing Date pursuant to this Section 3 and the Agents’ expenses payable pursuant to Section 6 of this Agreement on the applicable Closing Date.

Section 4. Offering by Agents.

(a) The Agents hereby severally represent, warrant and covenant with the Company that:

(i) other than providing the Disclosure Packages, the Marketing Documents, the Canadian Final Prospectuses and the U.S. Final Prospectuses to potential Purchasers, they will not make any representations and warranties in respect of the Company except as permitted in writing by the Company;

(ii) they will give prompt notice to the Company when the distribution of the Series 1 Securities has been completed and will provide a breakdown of such distribution by Qualifying Jurisdiction where such breakdown is required for the purpose of calculating fees payable to the applicable Securities Commissions; provided however, that such breakdown shall be provided no later than 30 days following the applicable First Closing Date; and

(iii) they will give prompt notice to the Company when the distribution of the Series 2 Securities has been completed and will provide a breakdown of such distribution by Qualifying Jurisdiction where such breakdown is required for the purpose of calculating fees payable to the applicable Securities Commissions; provided however, that such breakdown shall be provided no later than 30 days following the Second Closing Date.

(b) The Agents agree that they have offered and will offer the Securities for sale in the Qualifying Jurisdictions in compliance with applicable Laws (including the Securities Laws) upon the terms and conditions set out in the Canadian Final Prospectuses and the U.S. Final Prospectuses and in this Agreement.

Section 5. Certain Covenants of the Company. The Company covenants with each Agent as follows:

(a) Prior to the termination of the distribution of the Series 1 Securities or the Series 2 Securities, as the case may be, the Company will not file any amendment of the Registration Statement or supplement (including the Canadian Final Prospectuses or the U.S. Final Prospectuses or any Preliminary Prospectus) to the Base Prospectus or any Marketing Documents unless the Company has furnished the Agents and their counsel with a copy for the Agents’ and such counsel’s review prior to filing and, except to the extent required for the Company to comply in a timely manner with its disclosure obligations under applicable securities legislation and the requirements of any relevant stock exchange or otherwise required by law, rules or regulations applicable to the Company, will not file any such proposed amendment or supplement to which the Agents or their counsel reasonably object promptly after being furnished a copy thereof. The Company will cause (i) the Series 1 Canadian Final Prospectus, properly completed, to be filed in a form reasonably approved by the Agents with the Qualifying Authorities in accordance with the Shelf Procedures and the provisions of the fifth paragraph immediately preceding Section 1 of this Agreement; (ii) the Series 1 U.S. Final Prospectus, properly completed, to be filed in a form reasonably approved by the Agents with the Commission pursuant to General Instruction II.L of Form F-10 not later than the Commission’s close of business on the Business Day following the date of the filing of the Series 1 Canadian Final Prospectus with the Qualifying Authorities; (iii) any Preliminary Prospectus with respect to the Series 2 Securities, properly completed, to be filed in a form reasonably approved by the Agents with (1) the Qualifying Authorities in accordance with the Shelf Procedures and the provisions of the fourth paragraph immediately preceding Section 1 of this Agreement and (2) the Commission pursuant to General Instruction II.L of Form F-10 not later than the close of business on the Business Day following the date of filing of the relevant Canadian Preliminary Prospectus with the Qualifying Authorities; (iv) the Series 2 Canadian Final Prospectus, properly completed, to be filed in a form reasonably approved by the Agents with the Qualifying Authorities in accordance with the Shelf Procedures and the provisions of the third paragraph immediately preceding Section 1 of this Agreement; and (v) the Series 2 U.S. Final Prospectus, properly completed, to be filed in a form reasonably approved by the Agents with the Commission pursuant to General Instruction II.L of Form F-10 not later than the Commission’s close of business on the Business Day following the date of the filing of the Series 2 Canadian Final Prospectus with the Qualifying Authorities. The Company will promptly advise the Agents (i) when the Canadian Final Prospectuses, the U.S. Final Prospectuses, any Preliminary Prospectus and Marketing Documents shall have been filed with the Reviewing Authority or the Commission, (ii) when any amendment or supplement to the Canadian Final Prospectuses, the U.S. Final Prospectuses, any Preliminary Prospectus, the Marketing Documents or the Registration Statement shall have been filed with the Qualifying Authorities or the Commission or become effective or of any request by the Commission or its staff or the Qualifying Authorities for any amendment of the Registration Statement or for any amendment or supplement to the Marketing Documents, any Preliminary Prospectus, any Canadian Final Prospectus or

any U.S. Final Prospectus, in each case, if such amendment or supplement relates to, or directly affects, any of the Securities or the offering or sale thereof, (iii) for so long as delivery of any of the Canadian Final Prospectuses or the U.S. Final Prospectuses is required in connection with the offering or sale of the Securities by the Agents in compliance with the terms of this Agreement, of the issuance by the Qualifying Authorities or the Commission of any stop order suspending the effectiveness of the Registration Statement or the use of any prospectus relating to the Securities or of any notice objecting to its use or the institution or, to the Company’s knowledge, threatening of any proceeding for that purpose and (iv) prior to the termination of the distribution of the Securities, of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any of the Qualifying Jurisdictions or the institution or, to the Company’s knowledge, threatening of any proceeding for such purpose. Prior to the termination of the distribution of the Securities, the Company will use its commercially reasonable efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement or any prospectus relating to the Securities and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its commercially reasonable efforts to have such amendment or new registration statement declared effective as soon as practicable or, if necessary, an amendment to the Base Prospectus and using its commercially reasonable efforts to have a Passport Receipt issued therefor by the Reviewing Authority as soon as practicable.

(b) The Company has prepared a term sheet for the Series 1 Securities, an amended term sheet for the Series 1 Securities and a second amended term sheet for the Series 1 Securities, each of which has been approved by the Agents, as set forth on Schedule IV hereto. The Company will prepare either a preliminary term sheet or a final term sheet for the Series 2 Securities in a form approved by the Agents and substantially in the form attached as Schedule IV hereto, with such additional pricing information to be completed prior to its filing, and will file such term sheet pursuant to Rule 433(d) within the time required by such Rule.

(c) The Company:

(i) shall provide its reasonable cooperation, and cause its management to provide their reasonable cooperation, in connection with the preparation of any Marketing Materials for provision to any potential Purchasers of the Securities that any of the Agents reasonably request, and shall approve in writing any Template Version of any such Marketing Materials (which approval shall constitute the Agents’ authority to use such Marketing Documents, including any limited-use version thereof, in connection with any distribution of the Securities);

(ii) shall file the Template Version of any Marketing Documents with the Qualifying Authorities as soon as reasonably practical after such Template Version has been approved by the Company and the Agent that is the “lead underwriter” (for the purposes of National Instrument 41-101 – General Prospectus Requirements) and, in any event, not later than the day on which such Marketing Documents have or will be first provided to any potential Purchaser of the Securities (any comparables, and all disclosure relating to such comparables, shall be redacted to the fullest extent permitted by subsection 9A.3(4) of NI 44-102 and in compliance with all of the requirements of that subsection) from the Template Version of any Marketing Materials filed with the Qualifying Authorities pursuant to this Section 5(c)(ii) and, where applicable, deliver to the applicable Qualifying Authorities a complete Template Version of any such Marketing Documents (containing the redacted comparables and related disclosure) in compliance with NI 44-102; and

(iii) shall not provide (as such term is interpreted in Part 9A of NI 44-102) any Marketing Materials regarding the offering of the Securities to potential Purchasers.

(d) If, at any time prior to the filing of any U.S. Final Prospectus pursuant to General Instruction II.L of Form F-10, any event occurs as a result of which the applicable Disclosure Package, if any, would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will promptly (i) notify the Agents so that any use of the applicable Disclosure Package may cease until it is amended or supplemented, (ii) amend or supplement the applicable Disclosure Package to correct such statement or omission and (iii) supply any amendment or supplement to the Agents in such quantities as the Agents may reasonably request.

(e) If, at any time before the later of (x) the applicable Closing Date and (y) when a prospectus relating to the Securities is required to be delivered by an Agent or a dealer under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172) or Canadian Securities Laws, any event occurs as a result of which any Canadian Final Prospectus or any U.S. Final Prospectus, as applicable, as then supplemented or amended, or any Marketing Documents as supplemented or amended, would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary, in the opinion of counsel to the Agents and the Company or its counsel, to amend the Registration Statement, file a new registration statement or supplement or amend any Canadian Final Prospectus or any U.S. Final Prospectus, as applicable, or supplement or amend the Marketing Documents to comply with Canadian Securities Laws (including as a result of a material change), the Act or the Exchange Act, including in connection with use or delivery of any Canadian Final Prospectus or any U.S. Final Prospectus, as applicable, the Company will promptly (i) notify the Agents of any such event, (ii) prepare and file with the Qualifying Authorities and the Commission an amendment or supplement or new registration statement, as applicable, which will correct such statement or omission or effect such compliance, (iii) to the extent applicable, use its commercially reasonable efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of any U.S. Final Prospectus, as applicable, (iv) to the extent applicable, use its commercially reasonable efforts to have a receipt issued for any such amendment by the Qualifying Authorities as soon as practicable, and (v) supply copies of any supplemented or amended Canadian Final Prospectus or U.S. Final Prospectus, as applicable, or any supplemented or amended Marketing Documents to the Agents and to the dealers (which names and addresses the Agents will furnish to the Company in writing) to whom Securities have been sold by the Agents and to any other dealers upon written request in such quantities as the Agents may reasonably request. The Company will pay all costs and expenses incident to complying with this Section 5(e)and Section 5(m).

(f) As soon as practicable, to the extent required, the Company will make generally available to its security holders and to the Agents an earnings statement or statements of the Company and the Subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(g) The Company will use commercially reasonable efforts, in cooperation with the Agents, to permit the Debentures to be eligible for clearance and settlement through CDS Clearing and Depository Services Inc.

(h) The Company will use its commercially reasonable efforts to obtain, prior to the initial First Closing Date, conditional approval from the TSX for the listing and posting for trading of the Series 1 Debentures and conditional approval from the TSX and the NYSE MKT for the listing of the Common Shares issuable upon the conversion, redemption or maturity of the Series 1 Debentures or in satisfaction of the Company’s obligations to pay interest or a make-whole payment under the Series 1 Debentures, and the Common Shares issuable upon the exercise of the Series 1 Warrants. The Agents acknowledge that such conditional approval may include a limitation on the number of Common Shares that are conditionally approved for listing.

(i) The Company shall seek approval of the holders of the Series 1 Warrants to replace the Series 1 Warrants with a customary warrant indenture on substantially similar terms if, as and when the exercise of the Series 1 Warrants is approved by the shareholders of the Company and shall use commercially reasonable efforts to obtain as soon as practicable thereafter conditional approval from the TSX for the listing and posting for trading of the Series 1 Warrants.

(j) The Company will use commercially reasonable efforts to obtain, prior to the filing of the Series 2 Canadian Final Prospectus, conditional approval from the TSX for the listing and posting for trading of the Series 2 Securities and conditional approval from the TSX and the NYSE MKT for the listing of the Common Shares issuable upon the conversion, redemption or maturity of the Series 2 Debentures or in satisfaction of the Company’s obligations to pay interest or a make-whole payment under the Series 2 Debentures, and the Common Shares issuable upon the exercise of the Series 2 Warrants. The Agents acknowledge that such conditional approval may include a limitation on the number of Common Shares that are conditionally approved for listing.

(k) Prior to the initial First Closing Date, the Company shall deliver or cause to be delivered to the Agents evidence satisfactory to the Agents that the Series 1 Debentures have been conditionally approved for listing on the TSX and that the Common Shares issuable upon the conversion, redemption or maturity of the Series 1 Debentures or in satisfaction of the Company’s obligations to pay interest or a make-whole payment under the Series 1 Debentures and the Common Shares issuable upon the exercise of the Series 1 Warrants have been conditionally approved for listing on the TSX and NYSE MKT, subject to the Company fulfilling the TSX and NYSE MKT requirements. The Agents acknowledge that such conditional approval may include a limitation on the number of Common Shares that are conditionally approved for listing and with respect to the listing of the Common Shares issuable upon the exercise of the Series 1 Warrants the conditional approval will include shareholder approval.

(l) Contemporaneously with or, prior to the filing of the Series 2 Canadian Final Prospectus with the Reviewing Authority, the Company shall deliver or cause to be delivered to the Agents evidence satisfactory to the Agents that the Series 2 Debentures have been conditionally approved for listing on the TSX and the Common Shares issuable upon the exercise of the Series 1 Warrants and the Common Shares issuable upon the conversion, redemption or maturity of the Series 2 Debentures or in satisfaction of the Company’s obligations to pay interest or a make-whole payment under the Series 2 Debentures and the Common Shares issuable upon the exercise of the Series 2 Warrants have been conditionally approved for listing on the TSX and NYSE MKT, subject to the Company fulfilling any TSX and NYSE MKT requirements. The Agents acknowledge that such conditional approval may include a limitation on the number of Common Shares that are conditionally approved for listing.

(m) The Company will furnish to the Agents and their counsel, without charge, signed copies of the Registration Statement (including exhibits thereto) and, so long as delivery of a prospectus by an Agent may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of any applicable Preliminary Prospectus, U.S. Final Prospectuses, Issuer Free Writing Prospectus and any supplement thereto as the Agents may reasonably request.

(n) The Company will furnish to the Agents, without charge: (i) at the time of filing of the Series 1 Canadian Final Prospectus, a copy of the Series 1 Canadian Final Prospectus (and any supplements or amendments thereto) printed in the English language signed on behalf of the Company and its respective officers, directors and representatives in the manner required by the Canadian Securities Laws, together with any contract or documentation supplemental thereto required to be filed under the applicable laws of any of the Canadian provinces; (ii) at the time of filing of the Series 1 Canadian Final

Prospectus with the Autorité des marchés financiers, a copy of the Series 1 Canadian Final Prospectus (and any supplements or amendments thereto) printed in the French language signed on behalf of the Company and its respective officers, directors and representatives in the manner required by the laws of the Province of Quebec, together with any contract or documentation supplemental thereto required to be filed under the applicable laws of the Province of Quebec; and (iii) during the time before the later of (1) March 31, 2014 and (2) the date when a prospectus relating to the Securities is required to be delivered by an Agent in connection with its distribution of the Securities hereunder under Canadian Securities Laws, the Agents’ reasonable requirements of commercial copies of the Series 1 Canadian Final Prospectus (and any supplements or amendments thereto) printed in the English and French languages, as applicable, and any Marketing Documents.

(o) The Company will furnish to the Agents, without charge: (i) at the time of filing the Series 2 Canadian Final Prospectus, a copy of the Series 2 Canadian Final Prospectus (and any supplements or amendments thereto) printed in the English language signed on behalf of the Company and its respective officers, directors and representatives in the manner required by the Canadian Securities Laws, together with any contract or documentation supplemental thereto required to be filed under the applicable laws of any of the Canadian provinces; (ii) at the time of filing of the Series 2 Canadian Final Prospectus with the Autorité des marchés financiers, a copy of the Series 2 Canadian Final Prospectus (and any supplements or amendments thereto) printed in the French language signed on behalf of the Company and its respective officers, directors and representatives in the manner required by the laws of the Province of Quebec, together with any contract or documentation supplemental thereto required to be filed under the applicable laws of the Province of Quebec; and (iii) during the time before the later of (1) the Second Closing Date and (2) the date when a prospectus relating to the Securities is required to be delivered by an Agent in connection with its distribution of the Securities hereunder under Canadian Securities Laws, the Agents’ reasonable requirements of commercial copies of any Preliminary Prospectus and the Series 2 Canadian Final Prospectus (and any supplements or amendments thereto) printed in the English and French languages, as applicable, and any Marketing Documents.

(p) Until the distribution of the Series 1 Securities or the Series 2 Securities, as applicable, is completed, the Company will file all documents required to be filed with the Reviewing Authority and the other Qualifying Authorities under applicable Canadian Securities Laws.

(q) The Company will use its commercially reasonable efforts, in cooperation with the Agents, to qualify the Securities and the Common Shares issuable on conversion or exercise thereof for offering and sale under the applicable securities laws of such states and other jurisdictions in the United States as the Agents may designate and to maintain such qualifications in effect so long as required for the distribution of the Securities; provided, however that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject or to amend its articles or any of its other constating documents.

(r) The Company agrees that, unless it has or shall have obtained the prior written consent of the Agents, and each Agent, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433, other than a free writing prospectus containing the information contained in a Term Sheet prepared and filed pursuant to Section 5(b) hereof; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the free writing prospectuses included in Schedule II hereto. Any such free writing prospectus consented to by the Agents or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(s) For a period of three years after the Second Closing Date, upon request, the Company will furnish to the Agents, copies of all annual reports and current reports filed with the Commission on Forms 40-F and 6-K, or such other similar forms as may be designated by the Commission, all documents and reports filed with the applicable securities regulatory authorities in Canada (except for confidential portions of reports filed with such authorities on a confidential basis) and such other documents, reports and information as shall be furnished by the Company to its security holders generally; provided, however, that the Company need not furnish any such documents, reports or other information to the extent they are made publicly available on SEDAR or EDGAR or any other website maintained by the Commission or the securities regulatory authorities in Canada.

(t) The Company agrees that it will not issue any of the Securities or consummate any of the transactions contemplated by this Agreement, unless contemporaneously with such issuance or consummation (i) the Agents have received the fees contemplated by Section 3 hereof in respect of the issuance of such Securities, (ii) the Agents have been reimbursed for their expenses as required by Section 6(f) hereof, and (iii) the Company shall have complied with all of its obligations and satisfied all of the conditions hereunder (or such conditions have been waived in writing by the Agents).

(u) The Company shall use its reasonable best efforts to effect the listing of the Common Shares issuable on the exercise or conversion of the Securities as soon as practicable hereafter, including undertaking such actions or measures as are necessary or considered advisable to obtain shareholder approval (“Shareholder Approval”) of the issuance of the Series 2 Securities and the Common Shares issuable thereunder and under the Series 1 Warrants if such approval is required by the TSX or the NYSE MKT.

(v) If Shareholder Approval is required by the TSX or the NYSE MKT, the Company shall provide the Agents and their counsel with timely opportunity to review and comment on any materials prepared or distributed in connection with any meeting of shareholders of the Company held in connection therewith and the Company will incorporate therein all reasonable comments, as determined by the Company, made by the Agents and their counsel.

(w) The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses.

(x) During a period of 90 days after the later of the initial First Closing Date and the Second Closing Date, the Company will not, without the prior written consent of the Agents, such consent not to be unreasonably withheld or delayed, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, in respect of any Common Shares (including securities that are convertible or exchangeable into Common Shares) other than (i) issuances pursuant to the exercise of options and other similar issuances pursuant to the Company’s existing security compensation plans, (ii) the grant of stock options or similar securities by the Company in accordance with its normal practice, (iii) issuances pursuant to the exercise of warrants outstanding, (iv) issuances pursuant to the Offering and Common Shares issuable upon conversion, redemption, interest or make-whole payments of the Securities, (v) issuances pursuant to any convertible securities of the Company outstanding as of the date hereof or (vi) issuances pursuant to the acquisition of shares or assets of any arm’s length person; provided, however, that if the Second Closing Date has not occurred by March 31, 2014 the initial First Closing Date will be the applicable date to calculate the 90 days.

(y) The Company will not, take, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities on the Common Shares exercisable thereunder.

(z) The Company will, from the date hereof until the Second Closing Date, promptly notify the Agents in writing of any occurrence or set of circumstances that could be expected to result in (i) any of the representations and warranties made hereunder being or becoming inaccurate or (ii) any agreement or covenant made hereunder or condition hereof being breached or incapable of being satisfied within the relevant time parameters.

Section 6. Payment of Expenses. Whether or not the Offering is completed or this Agreement is terminated, all expenses incidental to the transactions contemplated by this Agreement, the Securities, the First Supplemental Indenture, the Second Supplemental Indenture and the Warrants, including the creation issuance and delivery of the Securities, shall be borne by the Company, including without limitation:

(a) the preparation, printing (or reproduction) and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto) and with the Reviewing Authority of any Template Version of the Marketing Documents, any Preliminary Prospectus, the Canadian Final Prospectuses, the U.S. Final Prospectuses and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them;

(b) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the U.S. Final Prospectuses, the Canadian Final Prospectuses, the Marketing Documents, any Preliminary Prospectus, and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested by the Agents for use in connection with the offering and sale of the Securities;

(c) the preparation, printing, authentication, issuance and delivery of certificates for the Securities and the Global Notes, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities;

(d) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states designated by the Agents pursuant to Section 5(q) hereof (including filing fees relating to such registration and qualification);

(e) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company;

(f) the reasonable fees and disbursements of the Agents’ counsel and all other reasonable incidental expenses incurred by the Agents, including without limitation travel, lodging, meals, printing, courier and telephone expenses, in connection with the transactions contemplated herein; and

(g) all other costs and expenses incidental to the performance by the Company of its obligations hereunder,

including Canadian federal goods and services tax, harmonized sales tax and provincial sales tax eligible in respect of any of the foregoing.

If this Agreement is terminated by the Agents in accordance with the provisions of Section 7 or Section 11(a), the Company agrees to reimburse the Agents for all reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Agents.

Section 7. Conditions of the Agents’ Obligations. The several obligations of the Agents under this Agreement shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the date hereto, the applicable Time of Sale, any First Closing Date, the date the Series 2 Canadian Final Prospectus is filed with the Qualifying Authorities and the Second Closing Date, to the accuracy of the statements of the Company made in any certificates delivered to the Agents pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder at or prior to the applicable First Closing Date or Second Closing Date, as the case may be, and to the following additional conditions:

(a) (i) The applicable Canadian Final Prospectus shall have been filed with the Reviewing Authority and the other Qualifying Authorities under the Shelf Procedures and no order suspending the use of any prospectus relating to the Securities or of any notice objecting to its use shall have been issued and no proceedings for that purposes shall have been instituted or threatened; (ii) the applicable U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10; (iii) the Term Sheets contemplated by Section 5(b) hereof and any other material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and (iv) no stop order suspending the effectiveness of the Registration Statement or the use of any prospectus relating to the Securities or of any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened by the Commission.

(b) At the applicable Closing Date, each Agent shall have received a signed opinion of Stikeman Elliott LLP, Canadian counsel for the Company, dated as of such date, addressing such Canadian legal matters set forth in Schedule VII attached hereto and any other Canadian legal matters reasonably requested by the Agents as a result of any fact which arises or is discovered during the period from the date of this Agreement to the Second Closing Date. In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the Provinces of Ontario, Quebec, Alberta and British Columbia and the federal laws of Canada applicable therein, upon the opinions of counsel satisfactory to the Agents. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and upon certificates of public officials.

(c) At the applicable Closing Date, each Agent shall have received a signed opinion and letter of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Company, dated as of such date, addressing such matters set forth in Schedule VIII attached hereto and any other matters reasonably requested by the Agents as a result of any fact which arises or is discovered during the period from the date of this Agreement to the Second Closing Date. Such counsel may state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and upon certificates of public officials.

(d) At the time of filing of any Canadian Final Prospectus and any Preliminary Prospectus filed with the Qualifying Authorities, each Agent shall have received an opinion of Norton Rose Fulbright, dated as of such date, to the effect that the French language version of the Base Prospectus and the Series 1 Canadian Final Prospectus or the Series 2 Canadian Final Prospectus, as applicable, (excluding the sections entitled “Earnings Coverage” and “Consolidated Capitalization” (such sections collectively referred to herein as the “Prospectus Financial Information”)) and all documents incorporated by reference, excluding the audited financial consolidated financial statements as at December 31, 2012, December 31, 2011 and January 1, 2011 and for the years ended December 31, 2012 and 2011 and the unaudited consolidated financial statements as at September 30, 2013 and for the nine months ended September 30, 2013 and 2012 and the Management’s Discussion and Analysis of Financial Conditions and Results of Operations in respect of each of those statements (collectively, the “Financial Information”), is in all material respects a complete and adequate translation of the English language version of all such documents.

(e) At the time of filing of any Canadian Final Prospectus filed with the Qualifying Authorities, each Agent shall have received an opinion of KPMG LLP, dated as of such date, to the effect that the French language version of Prospectus Financial Information and the Financial Information incorporated by reference in the Series 1 Canadian Final Prospectus or the Series 2 Canadian Final Prospectus, as applicable, is in all material respects a complete and adequate translation of the English language version of all such Prospectus Financial Information and Financial Information, respectively.

(f) At or prior to each First Closing Date, the Agents shall have received satisfactory evidence of the approval of the listing and posting for trading on the TSX of the Series 1 Debentures, subject only to the satisfaction by the Company of the conditions imposed by the TSX, as set out in the letter from the TSX granting conditional listing approval of the Series 1 Debentures.

(g) At or prior to each First Closing Date, the Company shall deliver or cause to be delivered to the Agents evidence satisfactory to the Agents that the Common Shares issuable upon the conversion, redemption or maturity of the Series 1 Debentures or in satisfaction of the Company’s obligations to pay interest or a make-whole payment under the Series 1 Debentures, and the Common Shares issuable upon the exercise of the Series 1 Warrants, have been conditionally approved for listing on the TSX and NYSE MKT, subject to the Company fulfilling the TSX and NYSE MKT requirements. The Agents acknowledge that such conditional approval may include a limitation on the number of Common Shares that are conditionally approved for listing.

(h) At the time of filing the Series 2 Canadian Final Prospectus with the Qualifying Authorities, the Agents shall have received satisfactory evidence of the approval of the listing and posting for trading on the TSX of the Series 2 Debentures, subject only to the satisfaction by the Company of the conditions imposed by the TSX, as set out in the letter from the TSX granting conditional listing approval of the Series 2 Debentures.

(i) At or prior to the filing of the Series 2 Canadian Final Prospectus with the Qualifying Authorities, the Company shall deliver or cause to be delivered to the Agents evidence satisfactory to the Agents that the Common Shares issuable upon the conversion, redemption or maturity of the Series 2 Debentures or in satisfaction of the Company’s obligations to pay interest or a make-whole payment under the Series 2 Debentures, and the Common Shares issuable upon the exercise of the Series 2 Warrants, have been conditionally approved for listing on the TSX and NYSE MKT, subject to the Company fulfilling the TSX and NYSE MKT requirements. The Agents acknowledge that such conditional approval may include a limitation on the number of Common Shares that are conditionally approved for listing.

(j) The Company shall use its reasonable best efforts to maintain the effectiveness of the Registration Statement for the issuance thereunder of the Series 2 Securities, provided that if at any time the Company shall be ineligible to utilize the Registration Statement for the purpose of such issuances, the Company shall promptly (i) notify the Agents in writing that such event has occurred, (ii) amend the Registration Statement or file with the Commission a new registration statement on such other form as may be necessary (and cause such registration statement to be effective as soon as practicable) in order to maintain the effectiveness of a registration statement for this purpose, and (iii) notify the Agents in writing that the Registration Statement has been amended or a new registration statement has been filed with the Commission on such other form as required to maintain the effectiveness of a registration statement for this purpose. For so long as any of the Warrants remain outstanding, the Company shall use its reasonable best efforts to maintain the effectiveness of the Registration Statement for the issuance thereunder of the Common Shares issuable upon exercise of the Warrants (the “Warrant Shares”), provided that if at any time while the Warrants are outstanding the Company shall be ineligible to utilize the Registration Statement for the purpose of issuance of the Warrant Shares, the Company shall promptly amend the Registration Statement or file with the Commission a new registration statement on such other form as may be necessary (and cause such registration statement to be effective as soon as practicable) in order to maintain the effectiveness of a registration statement for this purpose. If at any time following the date hereof and prior to the date that no Warrants remain outstanding the Registration Statement is not effective or is not otherwise available for the issuance of the Debentures, the Warrants or the Warrant Shares or any prospectus contained therein is not available for use, the Company shall immediately notify the Agents and holders of the Securities in writing that the Registration Statement is not then effective or a prospectus contained therein is not available for use and thereafter shall promptly notify the Agents and such holders when the Registration Statement is effective again (or a new registration statement has been filed) and available for the issuance of such Securities or such prospectus is again available for use.

(k) At the applicable Closing Date, each Agent shall have received an opinion of Norton Rose Fulbright, dated as of such date, regarding compliance with all laws of the Province of Quebec relating to the use of the French language in connection with the distribution of the Securities.

(l) At the applicable Closing Date, each Agent shall have received a favourable title opinion from local counsel retained by the Company reasonably acceptable to the Agents, dated as of such date, addressing such matters set forth in Schedule VIV attached hereto and any other matters reasonably requested by the Agents as a result of any fact which arises or is discovered during the period from the date of this Agreement to the Second Closing Date.

(m) At the applicable Closing Date, the Agents shall have received a certificate of any two Vice Presidents of the Company, dated as of such date, to the effect that the signers of such certificate have examined the Registration Statement, the Series 1 Disclosure Package or the Series 2 Disclosure Package, as applicable, the Series 1 Canadian Final Prospectus or the Series 2 Canadian Final Prospectus, as applicable, the Series 1 U.S. Final Prospectus or the Series 2 U.S. Final Prospectus, as applicable, and any supplements or amendments thereto, the Securities, the Base Indenture, the First Supplement or the Second Supplement, as applicable, the Warrants and this Agreement and that, to the best of such signer’s knowledge after due investigation and not in a personal capacity: (1) the Series 1 Disclosure Package or the Series 2 Disclosure Package, as of the applicable Time of Sale, did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (2) there has not been, since the dates as of which information is given in the Series 1 Disclosure Package or the Series 2 Disclosure Package, as applicable, the Series 1 Canadian Final Prospectus or the Series 2 Canadian Final Prospectus, as applicable, and the Series 1 U.S. Final Prospectus or the Series 2 U.S. Final Prospectus, as applicable, a change, development, event or circumstance that have a Material Adverse Effect, (3) the Company has in all material respects complied with all agreements and satisfied all conditions to be performed or satisfied by it under this Agreement at or prior to the applicable Closing Date, and (4) the other representations and warranties of the Company set forth in Section 1(a) hereof are true and correct as though expressly made at and as of the applicable Closing Date.

(n) At each Time of Sale, the time of filing of any Canadian Final Prospectus and the applicable Closing Date, the Agents shall have received from KPMG LLP a letter, in form and substance reasonably satisfactory to the Agents, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to agents with respect to the financial statements and certain financial information contained in the applicable Disclosure Package, the applicable Canadian Final Prospectus and the applicable U.S. Final Prospectus.

(o) At the applicable Closing Date, counsel for the Agents shall have been furnished with all such documents, certificates and opinions as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Securities as contemplated in this Agreement and in order to evidence the accuracy and completeness of any of the representations, warranties or statements of the Company, the performance of any of the agreements of the Company, or the fulfillment of any of the conditions herein contained.

If any of the conditions specified in this Section 7 shall not have been fulfilled when and as required by this Agreement, this Agreement may be terminated by the Agents on notice to the Company at any time at or prior to the Second Closing Date, and such termination shall be without liability of any party to any other party except as provided in Section 6 hereof. Notwithstanding any such termination, the provisions of Section 1, Section 6, Section 8, Section 9, Section 10, Section 16 and Section 18 hereof shall remain in effect.

Section 8. Indemnification.

(a) The Company agrees to indemnify and hold harmless each Agent, its affiliates, directors, offices, employees, partners, agents, advisors and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever (excluding loss of profits), as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, the Disclosure Packages, the First Series 1 Canadian Prospectus, the Second Series 1 Canadian Prospectus, the Series 2 Canadian Final Prospectus, the First Series 1 U.S. Prospectus, the Second Series 1 U.S. Prospectus, the Series 2 U.S. Final Prospectus, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) (“issuer information”) under the Act, any “road show” as defined in Rule 433(h) under the Act attended by at least one member of the Company’s management (a “roadshow”), any Marketing Materials or the information contained in any term sheet prepared and filed pursuant to Section 5(b) hereof (each a “Term Sheet”), or in any amendment thereof or supplement thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein (in the case of the Base Prospectus, any Preliminary Prospectus, the First Series 1 Canadian Prospectus, the Second Series 1 Canadian Prospectus, the Series 2 Canadian Final Prospectus, the First Series 1 U.S. Prospectus, the Second Series 1 U.S. Prospectus, the Series 2 U.S. Final Prospectus, any Issuer Free Writing Prospectus, any issuer information, any roadshow, any Marketing Materials or the information contained in any Term Sheet, in light of the circumstances under which they were made), not misleading;

(ii) any breach of or default under any representation, warranty, covenant or agreement of the Company in this Agreement or any other document delivered pursuant to this Agreement or under applicable Canadian Securities Laws, the Act and the Exchange Act of the Qualifying Jurisdictions, or the failure by the Company to comply with any of its obligations under this Agreement;

(iii) against any and all loss, liability, claim, damage and expense whatsoever (excluding loss of profits), as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Company;

(iv) against any and all expense whatsoever (excluding loss of profits), as incurred (including the fees and disbursements of counsel chosen by the Agents), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above; and

(v) for any harmonized sales tax imposed under the Excise Tax Act (Canada) (including any interest and penalties in respect thereof) payable on the fees paid to the Agents pursuant to Section 3 of this Agreement.

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Agent expressly for use in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the First Series 1 Canadian Prospectus, the Second Series 1 Canadian Prospectus, the Series 2 Canadian Final Prospectus, the First Series 1 U.S. Prospectus, the Second Series 1 U.S. Prospectus, the Series 2 U.S. Final Prospectus, any Issuer Free Writing Prospectus, any issuer information, any roadshow, any Marketing Materials or the information contained in any Term Sheet, or in any amendment thereof or supplement thereto; it being understood and agreed that the only such information furnished by or on behalf of any Agent consists of the information described as such in Section 8(b) hereof.

(b) Each Agent, severally and not jointly, agrees to indemnify and hold harmless the Company, its directors, its officers who signs the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the First Series 1 Canadian Prospectus, the Second Series 1 Canadian Prospectus or the Series 2 Canadian Final Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the First Series 1 Canadian Prospectus, the Second Series 1 Canadian Prospectus, the Series 2 Canadian Final Prospectus, the First Series 1 U.S. Prospectus, the Second Series 1 U.S. Prospectus, the Series 2 U.S. Final Prospectus or any Issuer Free Writing Prospectus, any issuer information, any roadshow, any Marketing Materials or the information contained in any Term Sheet, or in any amendment thereof or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by such Agent expressly for use in the Base Prospectus, any Preliminary Prospectus, the First Series 1 Canadian Prospectus, the Second Series 1 Canadian Prospectus, the Series 2 Canadian Final Prospectus, the First Series 1 U.S. Prospectus, the Second Series 1 U.S. Prospectus, the Series 2 U.S. Final Prospectus or any Issuer Free Writing Prospectus, any issuer information, any roadshow, any Marketing Materials or the information contained in any Term Sheet, or in any amendment thereof or supplement thereto. The Company acknowledges that the names of the Agents set forth in first footnote on the cover page, the names of the Agents in the first paragraph under the heading “Although the Corporation currently expects to raise up to $32 million in this Offering and up to $43 million in the Second Tranche Offering, there is no certainty that such financing will be available”, the names of the Agents in the last paragraph under the heading “Plan of Distribution” and the names of the Agents on the certificate page in the First Series 1 U.S. Prospectus and the First Series 1 Canadian Prospectus, the Second Series 1 U.S. Prospectus and the Second Series 1 Canadian Prospectus and the analogous statements in any Preliminary Prospectus, the Series 2 U.S. Final Prospectus and the Series 2 Canadian Final Prospectus constitute (or will constitute) the only information furnished in writing by or on behalf of the Agents for inclusion in any Preliminary Prospectus, the Canadian Final Prospectuses, the U.S. Final Prospectuses or any Issuer Free Writing Prospectus.

(c) Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this Section 8. In the case of parties indemnified pursuant to Section 8(a) above, counsel to the indemnified parties shall be selected by the Agents, and, in the case of parties indemnified pursuant to Section 8(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 8 or Section 9 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable shall determine that such losses, expenses, claims, damages or liabilities to which an indemnified party may be subject were caused by fraud, gross negligence or wilful misconduct of any indemnified party.

Section 9. Contribution. If the indemnification provided for in Section 8 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses (excluding loss of profits), liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Agents on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Agents on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the Offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total Agents’ Fee received by the Agents bear to the aggregate public offering price of the Securities.

The relative fault of the Company on the one hand and the Agents on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 9 was determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 9. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 9 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 9, no Agent shall be required to contribute any amount in excess of the aggregate fee actually received by such Agent in connection with the sale of the Securities.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) or willful misconduct shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation or wilful misconduct.

For purposes of this Section 9, each person, if any, who controls an Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Agent, and each director of the Company, each of its officers who signs the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company. The Agents’ respective obligations to contribute pursuant to this Section 9 are several in proportion to the aggregate amount of the Agents’ Fee actually received by such Agent and not joint.

Section 10. Representations, Warranties and Agreements to Survive Delivery.

The representations, warranties, indemnities, agreements and other statements of the Company or the officers set forth in or made pursuant to this Agreement will remain operative and in full force and effect regardless of any investigation made by or on behalf of the Company or any Agent or any controlling person of any Agent and will survive the purchase and sale of the Securities.

Section 11. Termination of Agreement by the Agents in Certain Events.

(a) Any of the Agents may terminate this Agreement, by notice to the Company at or prior to the Second Closing Date: (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, a change, development, event or circumstance that would result in a Material Adverse Effect, or (ii) if there has occurred any material adverse change in the financial markets in the United States or Canada, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agents, impracticable to proceed with the offering or delivery of the Securities as contemplated by the Disclosure Packages, the Canadian Final Prospectuses or the U.S. Final Prospectuses or (iii) if trading in any securities of the Company has been suspended by the Commission, any securities commission or securities regulatory authority in Canada, or if trading generally on the NYSE MKT or the TSX has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices for securities have been required by any such exchange or by order of the Commission, any securities commission or securities regulatory authority in Canada, the Financial Industry Regulatory Authority, the NYSE MKT or the TSX or any other governmental authority, or (iv) if, after the date hereof, the state of the financial markets in Canada or the United States is such that, in the reasonable opinion of the Agents, the Securities cannot be marketed profitably, or (v) if a banking moratorium has been declared by United States federal, New York State or Canadian federal authorities.

(b) If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party, except to the extent provided in Section 6 hereof. Notwithstanding any such termination, the provisions of Section 1, Section 6, Section 8, Section 9, Section 10, Section 16 and Section 18 hereof shall remain in effect. The rights of termination contained in this Section 11 may be exercised by any of the Agents and are in addition to any other rights or remedies any of the Agents may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. A notice of termination given by one Agent shall not be binding upon any other Agent.

Section 12. Notices. All communications hereunder shall be in writing and effective only upon receipt, and, if sent to the Agents, will be mailed, delivered or telefaxed to Edgecrest Capital Corporation, 15th Floor, 70 York Street, Toronto, Ontario M5J 1S9, attention: David M. Beatty (fax: (416) 687-6605) and Canaccord Genuity Corp., 161 Bay Street, Suite 3100, P.O. Box 516, Toronto, Ontario M5J 2S1 attention: Jens Mayer, and Canaccord Genuity Inc., 99 High Street, 12th Floor, Boston, MA 02110, attention: General Counsel with copies (which shall not constitute notice) to Davies Ward Phillips & Vineberg LLP, 155 Wellington Street, Toronto, Ontario M5V 3J7, attention: Bill Ainley (fax no.: (416) 863-0871) and Davies Ward Phillips & Vineberg LLP, 900 Third Avenue, 24th Floor, New York, New York U.S.A. 10022, attention Jeffrey Nadler (fax no.: (212) 308-0132); or, if sent to the Company, will be mailed, delivered or telefaxed to North American Palladium Ltd., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2350, Toronto, Ontario M5J 2J2, attention Phil du Toit (fax: (416) 360-0607), with copies (which shall not constitute notice) to Skadden, Arps, Slate, Meagher & Flom LLP, 222 Bay Street, Suite 1750, P.O. Box 258, Toronto, Ontario M5K 1J5, attention: Riccardo Leofanti (fax: (416) 777-4703) and to Stikeman Elliott LLP, 199 Bay Street, Toronto, Ontario M5L 1B9, attention: Simon Romano (fax: (416) 947-0866).

Section 13. No Fiduciary Duty. The Company hereby acknowledge that (a) the Agents are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Agents act or be responsible as a fiduciary to the Company or any of the Subsidiaries, their respective management, shareholders or creditors or any other person in connection with any activity of that the Agents may undertake or have undertaken in furtherance of such purchase and sale of the Securities, either before or after the date hereof and (b) the Company’s engagement of the Agents in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that they are solely responsible for making their own judgments in connection with the offering (irrespective of whether any of the Agents have advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Agents owe a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

Section 14. Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) among the Company and the Agents, or any of them, with respect to the subject matter hereof.

Section 15. Parties. This Agreement is made solely for the benefit of the Company and the Agents and, to the extent expressed, any person controlling the Company, the Agents, the directors and the officers of the Company and any person referred to in Section 8 and Section 9, and in each case their executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term “successors and assigns” shall not include any Purchaser, as such Purchaser, of the Securities from the Agents.

Section 16. Governing Law. This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

Section 17. Waiver of Jury Trial. The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 18. Confidentiality. The Agents agree that any confidential information otherwise not publicly available or within the public domain concerning the business and affairs of the Company and its affiliates shall be treated and held in confidence by the Agents, and their respective affiliates, agents, officers, directors and employees, and shall not be disclosed or used other than in connection with the services to be performed by the Agents as contemplated in this Agreement without the Company’s prior written consent, except as required by law or by any court or governmental authority and in such event only after, to the extent not prohibited by law, prior consultation of the Company by the Agent required to disclose such confidential information.

Section 19. Counterparts. This Agreement may be executed in one or more counterparts and delivered by facsimile or portable document format (PDF), and when a counterpart has been so executed and delivered by each party, all such counterparts taken together shall constitute one and the same agreement.

Section 20. Entire Agreement. This Agreement supersedes the agency agreement dated January 28, 2014 between the Company and the Agents.

Section 21. Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Authorization” shall mean any certificate, consent, order, permit, approval, waiver, license, qualification, registration or similar authorization of any Governmental Authority having jurisdiction over a person.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York, New York or close in Toronto, Ontario.

“Canadian Final Prospectuses” shall mean each Series 1 Canadian Final Prospectus and the Series 2 Canadian Final Prospectus and each, individually, a “Canadian Final Prospectus”.

“Closing Date” shall mean the First Closing Date or the Second Closing Date, as the case may be.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Shares” shall mean the common shares of the Company.

“Disclosure Packages” shall mean the Series 1 Disclosure Package and the Series 2 Disclosure Package and each, individually, a “Disclosure Package”.

“EBITDA” shall mean, earnings before interest, taxes, depreciation and amortization.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“First Closing Date” shall have the meaning ascribed thereto in Section 3 and the initial First Closing Date shall mean January 31, 2014 or such other date as the Agents and the Company may agree to in writing.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Governmental Authority” shall mean any:

(a)	multinational, federal, provincial, state, municipal, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign;

(b)	any subdivision or authority of any of the foregoing;

(c)	any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and includes the TSX and NYSE MKT; or

(d)	any arbitrator exercising jurisdiction over the affairs of the applicable person, asset, obligation or other matter.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Laws” shall mean any and all applicable laws, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or policies or guidelines of (or issued by) Governmental Authorities, or Authorizations binding on or affecting the person referred to in the context in which the word is used.

“limited-use version” shall have the meaning ascribed thereto under NI 41-101.

“Marketing Documents” shall mean, collectively, all Marketing Materials (including any Template Version or limited-use version thereof) approved in accordance with Section 5(c) of this Agreement and provided (as such term is interpreted in Part 9A of NI 44-102) to a potential investor in connection with the distribution of any of the Securities.

“Marketing Materials” shall have the meaning ascribed thereto under NI 41-101.

“Material Subsidiary” shall mean, at any time, a Subsidiary which has, at such time (a) total assets (on an unconsolidated basis in respect of the Subsidiary) with a book value of at least 5% of the book value of the Company’s assets on a consolidated basis as reflected in the balance sheet as at the most recent fiscal quarter ended, all in accordance with International Financial Reporting Standards, or (b) EBITDA (on an unconsolidated basis in respect of the Subsidiary) at least equal to 5% of the Company’s EBITDA for the 12 month period ended as at the most recent fiscal quarter ended on a consolidated basis.

“NYSE MKT” shall mean the NYSE MKT, LLC.

“Passport Receipt” shall mean, in respect of the Base Prospectus or any amendment thereto, a receipt received from the Reviewing Authority which is deemed to also be a receipt from each of the other Qualifying Authorities pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions.

“Permitted Free Writing Prospectus” shall have the meaning set forth in Section 5(r) hereof.

“Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Base Prospectus which is used to offer the Securities prior to the filing of the relevant Canadian Final Prospectus or U.S. Final Prospectus, together with the Base Prospectus filed with the Commission and the Reviewing Authority, as applicable.

“Purchasers” shall mean the persons who purchase the Series 1 Securities or the Series 2 Securities.

“Qualifying Jurisdictions” shall mean each of the Qualifying Provinces and each state in the United States.

“Qualifying Provinces” shall mean each of the provinces of Canada.

“Registration Statement” shall mean the currently effective registration statement on Form F-10 (Registration Number 333-185656), which has been declared effective by the Commission in accordance with the Act, including all exhibits thereto and the documents and any other information expressly incorporated by reference therein, and any post-effective amendment thereto that becomes effective; provided, however, that if the Company shall be ineligible to utilize such registration statement to effect the issuance and sale of the Series 2 Securities and the Company files with the Commission a new registration statement on Form F-10 or such other form as may be necessary to cover the issuance and sale of the Series 2 Securities (and such new registration statement is declared effective by the Commission in accordance with the Act), then for purposes of the issuance and sale of the Series 2 Securities, the term “Registration Statement” shall mean such new registration statement on Form F-10 or such other form, including all exhibits thereto and the documents and any other information expressly incorporated by reference therein, and, in the case of a registration statement on a form other than F-10, any prospectus supplement relating to the Series 2 Securities that is filed with the Commission and deemed part of such registration statement, and any post-effective amendment thereto that becomes effective.

“Reviewing Authority” shall mean the Ontario Securities Commission.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 430B” and “Rule 433” refer to such rules and regulations under the Act.

“Second Closing Date” shall mean March 27, 2014 or such other date as the Agents and the Company may agree to in writing.

“Securities Laws” shall mean all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions, and all rules and policies of the TSX or NYSE MKT and federal and state securities laws of the United States.

“Series 1 Canadian Final Prospectus” shall mean, from the date and time of filing of the First Series 1 Canadian Prospectus with the Reviewing Authority until the date and time of filing of the Second Series 1 Canadian Prospectus with the Reviewing Authority, the First Series 1 Canadian Prospectus, together with the Base Prospectus therewith and the documents or information incorporated or deemed incorporated by reference therein (including without limitation any Marketing Documents) and, any time after the filing of the Second Series 1 Canadian Prospectus with the Reviewing Authority, the Second Series 1 Canadian Prospectus, together with the Base Prospectus therewith and the documents or information incorporated or deemed incorporated by reference therein (including without limitation any Marketing Documents).

“Series 1 Disclosure Package” shall mean the Series 1 U.S. Final Prospectus.

“Series 1 U.S. Final Prospectus” shall mean, from the date and time of filing of the First Series 1 U.S. Prospectus pursuant to General Instruction II.L of Form F-10 until the date and time of filing of the Second Series 1 U.S. Prospectus pursuant to General Instruction II.L of Form F-10, the First Series 1 U.S. Prospectus, together with the Base Prospectus filed with the Commission and forming a part of the Registration Statement and, any time after the filing of the Second Series 1 U.S. Prospectus pursuant to General Instruction II.L of Form F-10, the Second Series 1 U.S. Prospectus, together with the Base Prospectus filed with the Commission and forming a part of the Registration Statement

“Series 2 Disclosure Package” shall mean (i) the Base Prospectus contained in the Registration Statement as of the applicable Time of Sale, and (ii) either (A) (1) the Preliminary Prospectus used most recently prior to the applicable Time of Sale, (2) any Issuer Free Writing Prospectuses relating to the Series 2 Securities and (3) any Term Sheet relating to the Series 2 Securities prepared and filed pursuant to Section 5(b) hereof or (B) the Series 2 U.S. Final Prospectus.

“Series 2 U.S. Final Prospectus” shall mean the prospectus supplement relating to the Series 2 Securities filed pursuant to General Instruction II.L of Form F-10, together with the Base Prospectus filed with the Commission and forming a part of the Registration Statement.

“Shelf Procedures” shall mean the rules and procedures established under National Instrument 44-101 and National Instrument 44-102 promulgated by the Canadian Securities Administrators and adopted by the Reviewing Authority for the distribution of securities on a continuous or delayed basis.

“Subsidiary” shall mean any of the following:

(a)	any corporation of which securities, having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time securities of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues), are at the time directly, indirectly or beneficially owned or controlled by the Company or one or more of its Subsidiaries, or the Company and one or more of its Subsidiaries;

(b)	any partnership of which the Company, or one or more of its Subsidiaries, or the Company and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interest (however designated) thereof; or (ii) is a general partner, in the case of a limited partnership, or is a partner that has the authority to bind the partnership in all other cases; and

(c)	any other person of which at least a majority of the income, capital, beneficial or ownership interest (however designated) is at the time directly, indirectly or beneficially owned or controlled by the Company, or one or more of its Subsidiaries or the Company and one or more of its Subsidiaries.

“Supplemental Indenture” shall mean the First Supplemental Indenture or the Second Supplemental Indenture, as the case may be.

“Template Version” shall have the meaning ascribed thereto under NI 41-101.

“Time of Sale” shall mean, for the Series 1 Securities, the date and time the Second Series 1 Canadian Prospectus is filed with the Qualifying Authorities, and for the Series 2 Securities, the time and date when such securities are first sold pursuant to this Agreement following the delivery of the Series 2 Disclosure Package to the Purchasers of such Securities.

“Trustees” shall mean Computershare Trust Company of Canada as the Canadian trustee and Computershare Trust Company, N.A. as the United States trustee.

“Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

“TSX” shall mean the Toronto Stock Exchange.

“U.S. Final Prospectuses” shall mean the Series 1 U.S. Final Prospectus and the Series 2 U.S. Final Prospectus and each, individually, a “U.S. Final Prospectus”.

Any reference herein to the Base Prospectus, the Canadian Final Prospectuses, the Registration Statement or the U.S. Final Prospectuses shall be deemed to refer to and include the documents incorporated by reference therein at the applicable time pursuant to Canadian Securities Law, the Shelf Procedures, the Exchange Act or the Act, as applicable; and any reference herein to the terms “amend”, “amendment”, “amended”, “supplemented” or “supplement” with respect to the Base Prospectus, the Canadian Final Prospectuses, the Registration Statement, the U.S. Final Prospectuses or the Disclosure Package shall be deemed to include the filing of any document pursuant to Canadian Securities Law, the Shelf Procedures, the Exchange Act or the Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Canadian Final Prospectuses or the U.S. Final Prospectuses, as the case may be, which filing is incorporated, or is otherwise deemed to be incorporated, therein by reference.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this Agreement and your acceptance shall represent a binding agreement among the Company and the several Agents.

Very truly yours,

NORTH AMERICAN PALLADIUM LTD.

By	Phil du Toit
Name:	Phil du Toit
Title:	President & CEO

By	David Langille
Name:	David Langille
Title:	CFO

[Signature Page to Amended and Restated Agency Agreement]

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

EDGECREST CAPITAL CORPORATION

By:	David Beatty
Name:	David Beatty
Title:	Chairman & Chief Executive Officer

By:
Name:
Title:

CANACCORD GENUITY CORP.

By:	Jens J. Mayer
Name:	Jens J. Mayer
Title:	Executive Vice President and Managing Director

By:
Name:
Title:

CANACCORD GENUITY INC.

By:	Andrew Viles
Name:	Andrew Viles
Title:	Senior Managing Director

By:
Name:
Title:

SCHEDULE I

7.5% Convertible Unsecured Subordinated Debentures Due January 2019

Amended and Restated Agency Agreement:	Dated January 30, 2014

Registration Statement No.:	333-185656

Title:	7.5% convertible unsecured subordinated debentures due January 31, 2019

Principal Amount:	$32,000,000

Nominee of the Depositary:	CDS & Co.

Expected Closing Date, Time and Location:	January 31, 2014 at 8:00 a.m. Toronto time at Stikeman Elliott LLP, 199 Bay Street, Toronto, Ontario M5L 1B9

Payment Date and Time for Issuer Direct Purchaser	January 31, 2014 at 8:00 a.m. Toronto time

Payment Date and Time for Broker Purchasers	January 31, 2014 at 8:00 a.m. Toronto time

I-1

7.5% Convertible Unsecured Subordinated Debentures Due March 2019

Amended and Restated Agency Agreement:	Dated January 30, 2014

Registration Statement No.:	333-185656

Title:	7.5% convertible unsecured subordinated debentures due March 27, 2019

Principal Amount:	Up to $43,000,000

Nominee of the Depositary:	CDS & Co.

Expected Closing Date, Time and Location:	On or about March 27, 2014 at 8:00 a.m. Toronto time at Stikeman Elliott LLP, 199 Bay Street, Toronto, Ontario M5L 1B9

Payment Date and Time for Issuer Direct Purchaser	March 27, 2014 at 8:00 a.m. Toronto time

Payment Date and Time for Broker Purchasers	March 27, 2014 at 8:00 a.m. Toronto time

I-2

SCHEDULE II

Schedule of Free Writing Prospectuses

Free Writing Prospectus for the offering of the Series 1 Securities

1. Free Writing Prospectus, dated January 13, 2014 (SEC Accession No. 333-185656) (Press Release).

2. Free Writing Prospectus, dated January 13, 2014 (SEC Accession No. 333-185656) (Term Sheet).

3. Free Writing Prospectus, dated January 28, 2014 (SEC Accession No. 333-185656) (Press Release).

4. Free Writing Prospectus, dated January 28, 2014 (SEC Accession No. 333-185656) (Amended Term Sheet).

5. Free Writing Prospectus, dated January 30, 2014 (SEC Accession No. 333-185656) (Second Amended Term Sheet).

Free Writing Prospectus for the offering of the Series 2 Securities

1. Free Writing Prospectus in a form to be agreed upon between the Company and the Agents.

II-1

SCHEDULE III

Issuer Direct Purchaser

Weiss Asset Management LP

III-1

SCHEDULE IV

Term Sheets

Confidential

North American Palladium Ltd.

Proposed Offering – Best Efforts Shelf Offering

Second Amended Summary of Proposed Terms

January 30, 2014

The issuer has filed a final base shelf prospectus with the securities regulatory authorities in each of the Provinces of Canada and a registration statement (including a base shelf prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this second amended communication relates. The issuer will also file an amended and restated prospectus supplement containing important information relating to the securities described in this document with the securities regulatory authorities in each of the Provinces of Canada and the SEC. Before you invest, you should read the base shelf prospectus, the registration statement and the amended and restated prospectus supplement and other documents the issuer has filed with the securities regulatory authorities in Canada and the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting SEDAR at www.sedar.com or EDGAR at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in the offering will arrange to send you the offering documents if you so request by calling toll-free 1.877.257.7366. A copy of the final base shelf prospectus, the amended and restated prospectus supplement and any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document to persons in Canada.

(xiii) This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, the registration statement, the amended and restated prospectus supplement and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

(xiv) This indicative term sheet is non-binding.

INVESTEE:	North American Palladium Ltd. (“NAP” or the “Company”).

AMOUNT:	A total financing of up to C$75 million, in two tranches of up to C$32 million (Tranche 1) and up to C$43 million (Tranche 2). Tranche 2 (and the exercise of the warrants in Tranche 1) will be subject to shareholder approval, as required by the TSX/NYSE MKT.

PURPOSE:	For the Company’s expenditures at its Lac des Iles mine, primarily in connection with paying trade creditors, financing an expected increase in accounts receivable as operations ramp-up, capital expenditures related to underground development and the tailings management facility and for other general corporate purposes, including ordinary course repayments under the Company’s US$60 million revolving operating credit facility (the “Credit Facility”) and payment of interest owing under the Company’s US$130 million term loan financing (the “Brookfield Debt”).

TRANCHE 1:	Up to C$32 million in Series 1 Convertible Debentures plus, for no additional consideration, warrants (the “Series 1 Warrants”) representing the right to buy 33.33% of the number of common shares of the Company (“Common Shares”) that the Series 1 Convertible Debentures subscribed for are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at an exercise price equal to 120% of the Tranche 1 conversion price. The Series 1 Warrants will have “full ratchet” anti-dilution protection on new issues for a lower price, including to the Series 2 Warrants exercise price if the Series 2 Warrants have a lower exercise price. Exercise of the Series 1 Warrants will be subject to disinterested shareholder approval. Pricing January 30, 2014 with the initial closing targeted for January 31, 2014.

TRANCHE 2:	Up to C$43 million in Series 2 Convertible Debentures plus, for no additional consideration, warrants (the “Series 2 Warrants”) representing the right to buy 33.33% of Common Shares that the Series 2 Convertible Debentures subscribed for are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at an exercise price equal to 120% of the Tranche 2 conversion price). The Series 2 Convertible Debentures and the Series 2 Warrants will have “full ratchet” anti-dilution protection on new issues for a lower price. The issue of Tranche 2 is subject to disinterested shareholder approval. Pricing is targeted for March 21, 2014 with closing T+6.

SHELF SUPPLEMENTS:	An amended and restated shelf supplement is expected to be filed on or about January 30, 2014 for Tranche 1 and another shelf supplement is expected to be filed on or about March 24, 2014 for Tranche 2. Sales of securities will not be confirmed and offers to purchase securities will not be accepted until a prospectus supplement is filed in respect of the applicable Tranche. Additional shelf supplements are also expected to be filed for warrant exercises in the US.

EXCLUSIVITY:	Following the initial closing date of Tranche 1 until (i) the ninetieth (90th) day following the initial closing date of the Tranche 1 offering, if the Tranche 2 offering does not close on or before March 31, 2014 or (ii) in the event the Tranche 2 offering is consummated on or before March 31, 2014, the ninetieth (90th) day following the Tranche 2 closing date, no further issuances of Common Shares or securities convertible into Common Shares, except for issuance pursuant to acquisitions, JVs, outstanding contractual obligations, license or leasing arrangements, outstanding convertible securities, stock options or other employee or Board compensation, without the Agents’ prior consent, such consent not to be unreasonably withheld or delayed.

COMMISSION:	4%

CONVERTIBLE DEBENTURE AND WARRANT TERMS:	Both Tranches

• Interest at 7.5% per annum, calculated and payable semi-annually. In all cases, NAP will have the ability, subject to certain conditions, to pay interest in Common Shares at the then 5-day volume weighted average price of the Common Shares on the TSX (the “VWAP”).

• The principal amount will be convertible at the holder’s option at any time into Common Shares at the applicable conversion price set forth below under the heading “Tranche Terms”.

• All share issuances would be subject to the holder or any of its affiliates beneficially owning not more than 9.9% of the Common Shares. Accrued and unpaid interest would be paid on conversion.

• Maturity in 5 years from date of initial closing of each Tranche. Mandatorily convertible, subject to certain conditions, at the Company’s option into Common Shares at maturity based on 95% of the 10-day VWAP ending on the second trading day prior to maturity, to a maximum of the applicable conversion price.

• On any conversion, the interest make-whole payment will be due, being the amount of unaccrued and unpaid interest that would have been paid if held to maturity, reduced by 1% for each 1% that the 5-day VWAP at the time of conversion exceeds the applicable Tranche conversion price (prorated for increments less than 1%, and subject to NAP’s ability to pay in Common Shares at the 5-day VWAP at the time).

•	Subordinated to all bank debt and Brookfield secured debt, as amended or replaced from time to time.

•	The Series 1 Convertible Debentures will be issued with a 3-year (from the date of shareholder approval) Series 1 Warrant allowing the holder to purchase its pro rata share of 33.33% of the number of Common Shares that the Series 1 Convertible Debentures are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at 120% of the Series 1 Convertible Debenture conversion price. The Series 1 Warrants will have “full ratchet” anti-dilution protection. At any time commencing 18 months after their issuance, the Series 1 Warrants may be called on 30 days’ prior notice by NAP if (i) the daily VWAP exceeds 150% of the warrant exercise price for 10 consecutive trading days, (ii) the aggregate daily dollar trading volume of the Common Shares on the TSX plus the NYSE MKT for each of the 10 days prior to call exceeds C$5.5 million per trading day and (iii) certain other conditions. Issuance of warrant shares will be subject to disinterested shareholder approval.

•	The Series 2 Convertible Debentures will be issued with a 3-year Series 2 Warrant allowing the holder to purchase its pro rata share of 33.33% of the number of Common Shares that the Series 2 Convertible Debentures are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at 120% of the Series 2 Convertible Debenture conversion price. The Series 2 Convertible Debentures and the Series 2 Warrants will have “full ratchet” anti-dilution protection, subject to customary exceptions. At any time commencing 18 months after their issuance, the Series 2 Warrants may be called on 30 days’ prior notice by NAP if (i) the daily VWAP exceeds 150% of the warrant exercise price for 10 consecutive trading days, (ii) the aggregate daily dollar trading volume of the Common Shares on the TSX plus the NYSE MKT for each of the 10 days prior to call exceeds C$5.5 million per trading day and (iii) certain other conditions.

•	Neither the Series 1 Warrants nor the Series 2 Warrants will be exercisable if and to the extent that the result would be that the holder or its affiliates would beneficially own more than 9.9% of the Common Shares.

•	Conversion price and warrant exercise price will also be adjusted to reflect any share splits, share consolidations or combinations, special dividends or other distributions, exchanges or changes of shares or other similar transactions.

•	Warrants to have cashless exercise rights in certain circumstances.

•	Commencing 18 months after the date of issuance of the applicable Tranche, Debentures will be redeemable for cash or mandatorily convertible into Common Shares by NAP at its option at the applicable conversion price if (i) the daily VWAP exceeds 150% of the applicable conversion price for 10 consecutive trading days, (ii) the aggregate daily dollar trading volume of the Common Shares on the TSX plus the NYSE MKT for each of the 10 days prior thereto exceeds C$5.5 million per trading day and (iii) certain other conditions.

•	No financial covenants.

•	Cross-acceleration to bank debt and Brookfield secured debt.

•	The Company has applied to list the Series 1 Debentures on the TSX. Listing of the Series 2 Debentures and Warrants is to be determined.

•	100% change of control repurchase offer at 102% of par.

•	The securities may be amended with the written consent of the Company and holders of 2/3 of the then-outstanding applicable securities, or by 2/3 class or series vote at a meeting of holders called in accordance with the requirements of the Canada Business Corporations Act.

• Company will indemnify holders for any Canadian withholding taxes.

• Penalty interest provisions if in default. Penalties for other defaults, including late delivery of shares. Late payment charges apply.

Tranche Terms

• Tranche 1: Debenture conversion price will be the 1-day VWAP on January 29, 2014. Warrants will be priced at 120% of that conversion price.

• Tranche 2: Debenture conversion price will be the 5-day VWAP on the trading day preceding the filing of the Tranche 2 shelf supplement. Warrants will be priced at 120% of that conversion price.

CONDITIONS PRECEDENT:		The Offering will be subject to, among others, the following conditions:

	(i)	TSX and/or NYSE MKT approval;

	(ii)	NAP Board approval;

	(iii)	Entry into mutually satisfactory subordination agreements with the lenders under the Credit Facility and Brookfield Debt. No event of default that is continuing under either the Bank or Brookfield credit agreements;

	(iv)	No material adverse change prior to either closing. In the case of Tranche 2, NAP shareholder approval to be sought by mailing a circular within 30 days of Tranche 1 closing. Shareholder approval will include approvals in respect of the issuance of Common Shares on the exercise of the Series 1 Warrants and under the “full-ratchet” anti-dilution feature of the Series 1 Warrants and issuance of the Series 2 Convertible Debentures and the Series 2 Warrants; and

	(v)	Standard termination clauses including an overall market out and disaster out clause, among other closing conditions.

SYNDICATION:		Edgecrest Capital Corporation: (as lead agent and sole bookrunner); and Canaccord Genuity Corp. and Canaccord Genuity Inc.: (as agents).

SCHEDULE V

Unpatented Mining Claims for which Mineral Reserves and/or Resources are Allocated

1207892	1232742	1215292	864420

1207893	873576	1215294	864421

1232007	873577	1232962	1187071

1232008	873578	1238057	1200770

1217213	873579	1238058	845318

1165555	873580	1238059	1245678

1165557	873581	1238060	1245679

1165558	1232619	1238061

1191467	1232620	1238062

1217347	909816	1205064

1232009	1215285	1191463

1232010	1215286	1191464

1232011	1215287	1194309

	1215288	864416

	1215289	864417

	1215290	864418

	1215291	864419

V-1

SCHEDULE VI

Non-Material Unpatented Mining Claims for which no Mineral Reserves and/or Resources are Allocated

			4268445

4229230			4268446

4229231			4268447

4229235			4268462

4229236			4268463

4268464	3014822	4268452	4268453

4268454	4268456	4268457	4268458

4268459	4268460	4268461	4272462

4272463	4272464	4272465	4272466

4272467	4272468	4272469	4265556

4265557	4265558	4265559	4265560

3005579	4203463	4214245	4214246

4256953	4256954	4260212	4260213

4260214	4260215	4260216	4260217

829892	4269329	4269349	4268956

4269348	4270667	4270668	4272780

4272781	4272782	4272783	4272784

4272785	4272450	4268316	4268317

4268957	4268100	4268101	4268102

4268103	4268104	4268105	4268106

4268107	4268108	4268109	4268150

4268151	4268152	4268153	4268154

4268156	4268157	4268158	4268448

4268449	4268450	4272451	4268451

3008585	3008586	3008587	3008588

3008589

VI-1

SCHEDULE VII

Matters to be Addressed in the Company’s Canadian Counsel’s Legal Opinion

[NTD: Opinion to be revised to reflect governing laws of each agreement. This draft assumes only the Agency Agreement will be governed by Ontario law. ]

The Agency Agreement, the Base Indenture and the applicable Supplemental Indenture are referred to as the “Agreements”. [NTD: to be modified accordingly if a preliminary prospectus supplement is used in Tranche 2.]

“Canadian Laws” means, collectively, any laws of each province and territory of Canada and the federal laws of Canada applicable therein, including, where applicable, any rules or regulations in respect thereof.

1.	Each of the Company and Lac des Iles Mines Ltd. (“LDI”) has been incorporated, continued or amalgamated, as applicable, and is existing as a corporation under the laws of its jurisdiction of incorporation.

2.	Each of the Company and LDI has all the necessary corporate power and capacity to own, lease and operate its respective properties and to conduct its respective business as described in the applicable Canadian Final Prospectus, the applicable U.S. Final Prospectus and the Registration Statement.

3.	The authorized share capital of the Company consists of an unlimited number of Common Shares, of which — Common Shares are issued and outstanding as at the close of business on —.

4.	The authorized share capital of LDI consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series and all of the issued and outstanding common shares and special shares are were issued as fully paid and non-assessable and are registered in the name of the Company.

5.	The Company has all the necessary corporate power, capacity and authority to execute and deliver the Agreements and the Securities and to perform its obligations thereunder, including to offer and sell the applicable Debentures and the applicable Warrants in accordance with the terms of the Agency Agreement.

6.	The execution and delivery of each of the Agreements by the Company and the performance of its obligations thereunder, including the issuance of the applicable Securities, has been duly authorized.

7.	The execution and delivery of each of the Agreements and the applicable Securities by the Company and the performance of its obligations thereunder does not contravene, constitute a default (or an event that with the notice or lapse of time, or both, would constitute a default or permit acceleration), or result in a violation or breach of or a default under, or result in the creation or imposition of any, security interest, lien, charge or encumbrance upon any property or assets of the Company or LDI under:

(a)	its articles of incorporation or by-laws;

VII-1

(b)	any applicable Canadian Laws; or

(c)	any of the agreements described in Annex I hereto.

8.	Each of the Agreements and the applicable Securities has been duly executed and delivered by the Company (in so far as execution and delivery are governed by Ontario Law) and the Agency Agreement constitutes a legal, valid and binding obligation of, and is enforceable against, the Company in accordance with its terms (subject to customary qualifications for a transaction of this nature, including but not limited to usury, bankruptcy, insolvency or other similar laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need to be expressed as to the rights to indemnity, contribution and waiver of contribution).

9.	The provisions of the Canada Business Corporations Act have been complied with in connection with the creation and issue of the applicable Debentures. No registration, filing or recording is necessary under the laws of Canada or the applicable laws of the Qualifying Provinces in order to permit the valid offer, issue and sale of the Debentures in the manner contemplated by the Agency Agreement and the applicable Supplemental Indenture or to preserve or protect the validity and enforceability of the applicable Supplemental Indenture and the applicable Debentures.

10.	Each Trustee at its applicable corporate trust office identified in the applicable Supplemental Indenture has been duly appointed as registrar and transfer agent for the Debentures and the Trustees have been duly appointed Trustees under the Indenture.

11.	The Common Shares issuable upon the conversion, redemption or maturity of the Debentures (the “Debenture Shares”) have been reserved, authorized and allotted for issuance and will, upon issuance in accordance with the terms of the applicable Supplemental Indenture be issued as fully paid and non-assessable securities in the capital of the Company.

12.	The Common Shares issuable upon the exercise of the applicable Warrants (the “Warrant Shares”) have been reserved, authorized and allotted for issuance and will, upon issuance in accordance with the terms thereof be issued as fully paid and non-assessable securities in the capital of the Company.

13.	All necessary corporate action has been taken by the Company to authorize the execution, delivery and filing of each of the applicable Canadian Final Prospectus, the applicable U.S. Final Prospectus, the Registration Statement, and any amendment to the applicable Canadian Final Prospectus, the applicable U.S. Final Prospectus or the Registration Statement, or any amendment or supplemental prospectus, or ancillary materials required to be filed with any of the Qualifying Authorities in connection with the distribution of the applicable Debentures and the applicable Warrants.

VII-2

14.	A receipt has been obtained for the Base Prospectus from the Ontario Securities Commission, as the principal regulator, which receipt is deemed to also be a receipt for the Base Prospectus from each of the other Qualifying Authorities pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions.

15.	At the respective date on which the Base Prospectus was filed with the Qualifying Authorities, and the filing date of the applicable Canadian Final Prospectus and the applicable Closing Date, the Company was qualified to file a prospectus in the form of a shelf prospectus.

16.	All necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under the Canadian Securities Laws to qualify the distribution of the applicable Securities to the public through persons or companies who are registered under applicable Canadian Securities Laws of the Qualifying Provinces who have complied with the applicable provisions of such Canadian Securities Laws.

17.	Except as have been obtained or made, no consent, approval, authorization or order of, or qualification with, any governmental body or regulatory authority in the Province of Ontario is required under Ontario law to be obtained or made by the Company in connection with (a) the issuance, offering and sale of the applicable Securities by the Company to purchasers pursuant to the Agency Agreement or the performance by the Company of its obligations thereunder; or (b) the execution and delivery by the Company of the Agreements and the Securities and, except for issuances of Debenture Shares in an amount that exceeds the quantitative limits set out in letter from the TSX providing conditional approval for the listing of the Common Shares issuable upon the conversion, redemption or maturity of the Debentures or in satisfaction of the Company’s obligation to pay interest or a make-whole payment under the Debentures, and the Common Shares issuable upon the exercise of the Warrants (the “TSX Conditional Approval”), the performance by the Company of its obligations thereunder.

18.	The issue by the Company of the Debenture Shares upon due conversion, redemption or maturity of the Debentures in accordance with the applicable Supplemental Indenture and the issue by the Company of the Warrant Shares upon the due exercise of the applicable Warrants in accordance with the terms thereof is exempt from, or is not subject to the prospectus requirements under applicable Canadian Securities Laws of the Qualifying Provinces and no documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws in connection therewith (other than the shareholder approval required for the issuance of the Warrant Shares and issuance of Debenture Shares in an amount that exceeds the quantitative limits set out in the TSX Conditional Approval.

19.

The first trade in, or resale of, the Debenture Shares and the Warrant Shares is exempt from, or is not subject to the prospectus requirements under applicable Canadian Securities Laws of the Qualifying Provinces and no documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under

VII-3

applicable Canadian Securities Laws by the Company in connection with such trade, provided that the trade is not a “control distribution” (as such term is defined in National Instrument 45-102 – Resale of Securities).

20.	To our knowledge, no order ceasing or suspending the distribution of the applicable Debentures, the applicable Warrants or the Common Shares has been issued by the Ontario Securities Commission and, to our knowledge, no proceeding for that purpose have been initiated or are pending or contemplated.

21.	Each of the Base Prospectus and the applicable Canadian Final Prospectus (in each case, excluding the financial statements and financial schedules and other financial and statistical data included therein, as to which we do not express an opinion) including the documents incorporated by reference therein appears on its face as of the date of the of the Base Prospectus and the applicable Canadian Final Prospectus, respectively, to have been appropriately responsive in all material respects to the requirements of Ontario securities laws (as such term is defined in the Securities Act (Ontario)), as interpreted and applied by the Ontario Securities Commission.

22.	The Company is a “reporting issuer” or equivalent under the Canadian Securities Laws of each of the Qualifying Provinces that recognizes the concept of a reporting issuer and, where applicable, is not on the list of defaulting reporting issues or noted in default on the list of reporting issuers maintained by the securities regulatory authority of the relevant Qualifying Province.

23.	The Toronto Stock Exchange has conditionally approved the listing of the applicable Debentures, the Debenture Shares and the Warrant Shares (subject to the quantity limits therein), subject to the Company fulfilling the requirements of such exchange set forth in the conditional approval letter on or before the date in such letter.

24.	Subject to the qualifications, assumptions, limitations and restrictions referred to therein, the statements in the applicable Canadian Final Prospectus, the applicable U.S. Final Prospectus and the Registration Statement under the captions “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” have been reviewed by us and fairly summarize the matters under such headings.

25.	In any proceeding in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) for the enforcement of the [applicable Supplemental Indenture, the Debentures or the Warrants] (collectively, the “NY Agreements”), [NTD: Confirm all NY law and add any other NY law agreements] the Ontario Court would apply the laws of the State of New York (“New York Law”), in accordance with the parties’ choice of New York Law in section — of the — agreement, to all issues which under Applicable Laws are to be determined in accordance with the proper law of a contract, provided that:

(a) the parties’ choice of New York Law in such NY Agreement is bona fide and legal and there is no reason for avoiding the choice of law on the grounds of public policy, as such term is interpreted under Applicable Laws (“Public Policy”); and:

(i)	in any such proceeding, and notwithstanding the parties’ choice of New York Law in such NY Agreement, the Ontario Court;

VII-4

(ii)	will not take judicial notice of the provisions of New York Law, but will only apply such provisions if they are pleaded and proven by expert testimony;

(iii)	will not apply any New York Law and will instead apply Applicable Laws to matters that under Applicable Laws would be characterized as procedural;

(iv)	will apply provisions of Applicable Laws that have overriding effect;

(v)	will not apply any New York Law if such application would be characterized under Applicable Laws as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to Public Policy; and

(vi)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed.

26.	An Ontario Court would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York for a sum certain, obtained against the Corporation with respect to a claim arising out of any NY Agreement (a “New York Judgment”), without reconsideration of the merits:

(a)	provided that:

(i)	an action to enforce the New York Judgment is commenced in the Ontario Court within any applicable limitation period;

(ii)	the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment;

(iii)	the Ontario Court will render judgment only in Canadian dollars; and

(iv)	an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally; and

(b)	subject to the following defences:

(i)	that the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

VII-5

(ii)	that the New York Judgment is for a claim which under Applicable Laws would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

(iii)	that the New York Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or

(iv)	that the New York Judgment has been satisfied or is void or voidable under New York Law.

In regarding such opinion, such counsel may rely (A) as to matters involving the application of the laws of any jurisdiction other than the Provinces of Alberta, Ontario and Quebec or the Federal laws of Canada, upon the opinion of local Canadian counsel of good standing (which opinion shall be dated and furnished to the Agents and their counsel on the applicable Closing Date and shall expressly state that the Agents may rely on such opinion as if it were addressed to them), provided that Stikeman Elliott LLP shall state in its opinion that they believe that they and the Agents are justified in relying upon such opinion and (B) as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials, provided that such certificates shall have been delivered to the Agents.

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ANNEX I

Material Agreements

“Material Agreements” shall mean:

1.	the convertible debenture indenture between the Company and Computershare Trust Company of Canada date July 31, 2012;

2.	the loan agreement among the Company, BCP III NAP L.P. and LDI dated June 7, 2013, as amended;

3.	the credit facility agreement among Cadiscor Resources Inc., LDI and the Company, as borrowers, Scotia Capital, as lead arranger, The Bank of Nova Scotia, as administrative agent and The Bank of Nova Scotia and the several lenders from time to time party thereto, as lenders, dated July 7, 2010, as amended;

4.	the smelter contract between Vale Canada Limited and LDI dated May 3, 2012;

5.	the PGM concentrates agreement between LDI and Aurubis AG dated June 8, 2012, as amended by an amending agreement dated April 24, 2013; and

6.	the capital lease agreement between LDI and the Bank of Nova Scotia dated January 26, 2012.

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SCHEDULE VIII

Matters to be Addressed in the Company’s United States Counsel’s Legal Opinion

1. The Agency Agreement has been duly executed and delivered by the Company, to the extent such execution and delivery are governed by the laws of the State of New York.

2. The Indenture (as supplemented) has been duly executed and delivered by the Company, to the extent such execution and delivery are governed by the laws of the State of New York, and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms under the laws of the State of New York.

3. Each Debenture Certificate has been duly executed by the Company, to the extent such execution is governed by the laws of the State of New York, and when duly authenticated by the U.S. Trustee and the Canadian Trustee and issued and delivered by the Company against payment therefore in accordance with the terms of the Agency Agreement and the Indenture, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms under the laws of the State of New York.

4. Each Warrant Certificate has been duly executed by the Company, to the extent such execution is governed by the laws of the State of New York, and when duly delivered by the Company against payment therefore in accordance with the terms of the Agency Agreement, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms under the laws of the State of New York.

5. Neither the execution and delivery by the Company of the Agency Agreement, the Indenture, the Debenture Certificates and the Warrant Certificates (collectively, the “Transaction Agreements”) nor the consummation by the Company of the issuance and sale of the Debentures and the Warrants (collectively, the “Securities”) contemplated thereby violates any law, rule or regulation of the State of New York or the United States of America.

6. Neither the execution and delivery by the Company of the Transaction Agreements nor the consummation by the Company of the issuance and sale of the Securities contemplated thereby requires the consent, approval, licensing or authorization of, or any filing, recording or registration with, any governmental authority under any law, rule or regulation of the State of New York or the United States of America except for those consents, approvals, licenses and authorizations already obtained and those filings, recordings and registrations already made.

7. The Company is not and, solely after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus, will not be subject to registration and regulation as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

8. Although the discussion in the Prospectus under the heading “Certain United States Federal Income Tax Considerations” does not purport to discuss all possible U.S. federal income tax consequences relating to the purchase, ownership and disposition of the Debentures, Warrants and Common Shares, such discussion constitutes, in all material respects, a fair and

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accurate summary of the U.S. federal income tax consequences relating to the purchase, ownership and disposition of the Debentures, Warrants and Warrant Shares that are anticipated to be material to U.S. Holders (as defined in such discussion), subject to the qualifications set forth therein.

9. Pursuant to Section 309 of the Trust Indenture Act of 1939, the Indenture has been qualified under the Trust Indenture Act of 1939.

10. To our knowledge, based solely upon our review of the Commission’s website, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

11. According to the Commission’s EDGAR database, the filing of the Prospectus pursuant to General Instruction II.L of Form F-10 was made in the manner and within the time period required by such General Instruction II.L.

12. Any required filing of Free Writing Prospectuses pursuant to Rule 433 of the Rules and Regulations has been filed with the Commission within the time period required by Rule 433(d) of the Rules and Regulations.

13. (i) The Registration Statement, at the Effective Time (as defined below), and the Prospectus, as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations (except that in each case such counsel need not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom or the Statement of Eligibility on Form T-1 (the “Form T-1”)), (ii) the Company Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations applicable to such form, and (iii) no facts have come to such counsel’s attention that have caused such counsel to believe that the Registration Statement, at the Effective Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as of the date of the Prospectus Supplement and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that in each case such counsel need not express any view as to the financial statements, schedules and other financial and statistical information included or incorporated by reference therein or excluded therefrom, the report of management’s assessment of the effectiveness of internal control over financial reporting, the information contained in or derived from the reports of or attributable to persons named in the Prospectus Supplement under the heading “Interests of Experts”, or the statements contained in the exhibits to the Registration Statement, including the Form T-1 (other than the statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)). “Effective Time” means the time of effectiveness of the Registration Statement for purposes of Section 11 of the Securities Act, as such section applies to the Agents.

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SCHEDULE VIV

Matters to be Addressed in the Title Opinion

“Leasehold Lands” shall mean Parcel 2982, Leasehold Parcel (PIN #62504-1408); Parcel 2984, Leasehold Parcel (PIN #62504-1410); Parcel 2983, Leasehold Parcel (PIN #62504-1409); Parcel 2985, Leasehold Parcel (PIN #62504-1411); Location CLM430, Parts 1 to 11, 55R-11746 (PIN #62504-2275), Leasehold Parcel; and Location CLM431, Parts 1 to 7, 55R-11745 (PIN #62504-2276), Leasehold Parcel.

“Freehold Lands” shall mean Parcel 6366, Fee Simple Absolute (PIN #62122-0284); Parcel 5855, Fee Simple Absolute (PIN #62122-0291); and Parcel Streets and Lanes-13, Fee Simple Absolute (PIN #62122-0295).

Title and Encumbrances to the Leasehold Lands

1. Based upon and subject to the foregoing, we are of the opinion that as at — on —, 2014, LDI is the registered leasehold owner of the Leasehold Lands with a good and marketable leasehold title thereto subject only to the following:

(a)	The reservations, exceptions, limitations, provisos and conditions expressed in the original Mining Leases (as renewed if applicable) from the Crown, as varied by statute, which Reservations are listed in paragraph — to — below for each of the Mining Leases;

(b)	Provincial land taxes and liens, charges, rates, and assessments accruing from day to day and not yet due and payable;

(c)	Unregistered agreements, easements, or rights-of-way of which we have not been given notice;

(d)	The rights of persons having liens within the meaning of the Construction Lien Act (Ontario) to the extent of any deficiency in the holdbacks required to be retained by the owner of the Leasehold Lands under that statute;

(e)	With respect to part of the Leasehold Land being described as Parcels 2982 to 2985 inclusive (“the Parcels”):

(i)	the Court Order of the Ontario Court (General Division) dated September 20, 1994, registered as Instrument No. F48625, October 5, 1994 (the “Order”), which has a Royalty Agreement dated August 31, 1994 between LDI and the Sheridan Platinum Group Ltd. and John Patrick Sheridan attached to such Order;

(ii)	the property descriptions for the Parcels are subject to rights in F48625.

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Title and Encumbrances to the Freehold Lands

1. Based upon and subject to the foregoing, we are of the opinion that as at — on — 2014, LDI is the registered fee simple absolute owner of the Freehold Lands with a good and marketable title, subject to only the following:

(a) Instrument Number TY129875 registered November 3, 2011 which is a Charge in favour of BNY Trust Company of Canada for an amount of $200,000,000.00;

(b) Instrument Number TY159659 which is a Transfer of Charge registered June 7, 2013, and transferred Instrument Number TY129875 from BNY Trust Company Canada to The Bank of Nova Scotia;

(c) Instrument Number TY159665 registered on June 7, 2013, which is a Notice of Instrument Number TY129875 and Instrument Number TY159659;

(d) Instrument Number TY159676 registered June 7, 2013, which is a Charge in favour of Brookfield Capital Partners Ltd., for an amount of $225,000,000.00; and

(e) Instrument Number TY170081 registered December 2, 2013, which is a Notice of Instrument Number TY159676.

Title and Encumbrances to the Unpatented Mining Claims

1. Based upon and subject to the foregoing, we are of the opinion that as at — on —, 2014: 1) LDI is the recorded owner of the Unpatented Mining Claims; 2) the status of the Unpatented Mining Claims is shown as active for each of them; 3) the due date for the work required shown on the abstract for each of the Unpatented Mining Claims has not yet passed; 4) there are no encumbrances, proceedings or disputes shown on the abstracts for the Unpatented Mining Claims (the “Abstracts”) and 5) there are no interests, claims or liens recorded in the Abstracts granting to any other person, firm or corporation, any right to acquire any of such claims; subject to the following:

(a) Claim reservations expressed in the grants of the Unpatented Mining Claims from the Crown;

(b) General Security Agreement registered as Instrument No. M1140.00203 in favour of BNY Trust Company of Canada;

(c) Debenture registered as Instrument No. T1140.00397 in favour of BNY Trust Company of Canada;

(d) Debenture registered as Instrument No. M1340.00235 in favour of The Bank of Nova Scotia;

(e) Debenture registered as Instrument No. M1340.00240 in favour of Brookfield Capital Partners Ltd; and

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(f) With respect to part of the Unpatented Mining Claims being described as mining claims 1165555, 1165557, 1165558, 1194309, 864416, 864417, 864418, 864419, 864420 and 864421:

(i)	Agreement between Lac Des Iles Mines Ltd. and The Sheridan Platinum Group Ltd. registered as Instrument No. M1340.00237;

(ii)	Agreement between The Sheridan Platinum Group Ltd. and John Patrick Sheridan registered as Instrument No. M1340.00238; and

(iii)	Agreement between Lac Des Iles Mines Ltd. and John Patrick Sheridan registered as Instrument No. M1340.00231.

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